THE EXPRESS WAY

Express Scripts 2001 Annual Report


UNDERSTANDING
OPENNESS

OUR TEN YEAR JOURNEY

EXPRESS SCRIPTS® Inc
Charting the Future of Pharmacy

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	Actual 2001	Actual 2000	Excluding Non-Recurring Items 2000	Excluding Non-Recurring Items % Change
Statement of Operations				
Revenues	$ 9,328,782	$ 6,911,449	$ 6,911,449	35%
Income (loss) before income tax	208,244	(4,468)	159,239	31%
Net income (loss)	124,700	(9,126)	94,142	32%
Per Diluted Share Data				
Net income (loss)	$ 1.56	$ (0.12)	$ 1.21	29%
Average Diluted Shares Outstanding	79,827	76,392	78,066	2%
Balance Sheet Data:				
Cash	$ 177,715	$ 53,204	$ 53,204	234%
Working capital	(32,414)	(117,775)	(117,775)	72%
Total assets	2,500,245	2,276,664	2,276,664	10%
Total debt	346,119	396,441	396,441	(13)%
Stockholders' equity	831,997	705,244	705,244	18%
Selected Data				
Annual drug spending—PBM	$15,908,869	$11,198,727	$11,198,727	42%
Annual drug spending—specialty distribution	$ 774,655	$ 604,209	$ 604,209	28%
Network pharmacy claims processed	293,996	241,819	241,819	22%
Mail pharmacy prescriptions filled	20,493	15,183	15,183	35%
Specialty distribution prescriptions filled	1,889	1,120	1,120	69%
EBITDA	$ 317,260	$ 278,827	$ 278,827	14%

(1) Excludes a non-cash write-off of $163,207($103,089 after net of tax) of our investment in PlanetRx, and an ordinary gain of $1,500 ($926 after net of tax) on the restructuring of our interest rate swap agreements and an extraordinary loss of $1,105, net of tax, on the early retirement of debt.

(2) Earnings per share and weighted average shares outstanding have been restated to reflect the two-for-one stock split effective June 22, 2001.

(3) In accordance with FAS 128, basic weighted average shares were used to calculate 2000 diluted EPS as the 2000 net loss and the actual diluted weighted average shares (78,066 as of December 31, 2000) cause diluted EPS to be antidilutive.

(4) Excludes 57,765 claims in 2000 from the United Healthcare contract, which expired during 2000.

(5) EBITDA is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow or as a measure of liquidity. In addition, our calculation of EBITDA may not be identical to that used by other companies.

ONLINE ANNUAL REPORT

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TABLE OF CONTENTS

OUR TEN YEAR JOURNEY

1992 ◦ 2002


The Path to Our Future
Openness and Accountability
A Passion for Understanding the Pharmacy Benefit
The Pursuit of Best Practices
The Spirit of Independence
Where We Came From

The Express Way forms the basis upon which we at Express Scripts foster trust in our relationships with clients, members, patients, health professionals and our community. We believe that this trust is essential for us to fulfill our role as a pharmacy benefits manager through our work in administering pharmacy benefits, researching pharmacy outcomes, managing utilization and dispensing prescriptions.

VISION To be the industry leader through excellent, innovative, and ethically based pharmacy services and to provide trusted, impartial, and practical counsel enabling our clients and members to navigate the rapidly changing pharmaceutical landscape.

TO OUR STOCKHOLDERS



THIS YEAR'S ANNUAL REPORT celebrates our 10th year anniversary as a public company. We were formed in 1986 and went public on June 9, 1992. We have been able to successfully execute our business plan throughout this period, and the results speak for themselves:

- In 1992, we processed just over 5 million retail pharmacy network claims and 740,000 mail prescriptions; in 2001 we processed 294 million network claims and 20.5 million mail prescriptions.
- In 1992, we used $9 million of cash to fund our operating activities; in 2001, we generated $281 million in cash from operations.
- Since 1992, we have built a successful specialty distribution business and also expanded into Canada.

We employed 238 people in 1992, and today we have a workforce of more than 6,000. The consistent performance of Express Scripts has been achieved through the work of our employees — and 2001 was no exception.

In 2001, we marked a number of milestones and set new performance records, including our 40th consecutive quarter of earnings growth, excluding non-recurring items in prior years; net income of $124.7 million; and earnings per diluted share of $1.56, a 29% increase over 2000.

OUR JOURNEY

1986 Express Scripts established

Express Scripts managed drug spend for its clients of approximately $16 billion in 2001. More importantly, while managing prescription drug prices for clients and improving service to members, we also increased our profitability per adjusted claim by 10% over 2000 to $0.89.

Throughout the year, we focused on increasing the value we deliver to our clients, further penetrating the key market segments we serve, and exploring new growth areas among the 70 million to 100 million uninsured and underinsured Americans who are not benefiting today from PBM services.

The upcoming anniversary of our IPO presents us with an opportunity to highlight key milestones on our journey. During the last decade, we've built our market value from $91 million to approximately $4 billion. But the primary purpose for looking back is to understand how our accomplishments have positioned Express Scripts to sustain momentum and continue growth.

Throughout the last 10 years, we have sought to be a thought and ethical leader. But to earn the right to lead, Express Scripts has had to provide solid service performance *and* ethical behaviors. So, as we have grown, we have developed core business attributes and operational competencies that are aimed at delivering real value to our clients and members, and consistently high returns to our stockholders. To accomplish these goals, we have developed our own approach to the business — what we call, simply, the Express Way.

THE EXPRESS WAY — *where we came from, our independence, best practices, understanding, openness and our focus on the future* — helps us in our decision-making processes as we balance the interests of members, plan sponsors and business partners. The Express Way is the navigation tool for our journey. It's rooted in our heritage, is evident in our key initiatives and guides our path into the future.

1992 Express Scripts goes public and is traded under the symbol ESRX on the Nasdaq

1994 Ranked 4th on Forbes list of "Best Small Companies"

THE JOURNEY BEGINS

WHERE WE CAME FROM — *a strong work ethic.* There is nothing glamorous about our origins. For the first few years, Express Scripts struggled as a mail-order pharmacy company. But as we struggled, we learned that to manage pharmacy benefits, we needed to balance the interests of several key groups — members who use the benefits, plan sponsors who provide the benefits, manufacturers and pharmacies that produce and distribute the pharmaceuticals, and physicians who write the prescriptions. By effectively balancing these interests and providing the basics — good retail networks and claims processing, and superior customer service — we began to grow.

Our senior management team members have backgrounds in pharmacy, healthcare management, technology and social services. From the outset, we realized the need to meet the needs of multiple constituencies. Resolving competing needs is not merely desirable — it's necessary to successfully execute our business plan.

CASH FLOW FROM OPERATIONS *(in millions)*


$300
$200
$100
$0
1997
1998
1999
2000
2001

EPS AND CASH EPS


$2.00
$1.00
$0.00
1997
1998
1999
2000
2001

□ *EPS** ▣ *Cash EPS***

* *Excludes non-recurring items*

** *Excludes non-recurring items and goodwill amortization*

1994 Two-for-one stock split

1995 Fortune ranks Express Scripts 45th on list of "Fastest Growing Companies"

AND WE WERE JOINED ALONG THE WAY

While we grew organically from 1992 though 1998, our size and capabilities were enhanced through strategic acquisitions. Successfully integrating key acquisitions is a core competency we developed in the process of acquiring ValueRx in 1998 and Diversified Pharmaceutical Services in 1999. These acquisitions helped us achieve our initial objectives of increasing our scale, diversifying our client base and extending into key market segments. In 2001, we acquired *Centre d'autorisation et de paiement des services de sante* (CAPSS) to expand service offerings of ESI Canada. The transaction added 1.5 million members to ESI Canada, bringing total membership in Canada to over 4 million lives, and established our Quebec operation.

An acquisition completed in 2002 continues to distinguish Express Scripts as one of the leading PBMs. Phoenix Marketing Group, Inc., acquired in February 2002, complements Express Scripts' core competency of drug distribution. Phoenix is one of the largest prescription drug sample fulfillment companies in the United States, shipping some 95 million samples in 2001. In addition to sample distribution, Phoenix specializes in sample accountability — ensuring tight control of prescription drug samples for manufacturers.

We will continue to analyze strategic acquisitions and alliances that provide opportunities to expand our penetration into growing market segments, develop new product and service capabilities, and increase the value we deliver to clients and stockholders.

INDEPENDENCE — *always.* Express Scripts has never been owned by a wholesaler, retail chain or a pharmaceutical manufacturer — a claim that few of our major competitors can make. Independence is a simple answer to a complicated issue. We're free to give impartial advice to our clients and have an uncompromised agenda that is essential to delivering value to everyone involved in the prescription process.

1995 Revenues top $500 million

1995 Optimed and Express Therapeutics introduced — first formulary management and disease management tools

We've learned that reducing the cost of the pharmacy benefit is not the single driver of a plan sponsor's buying decision. Over the past 10 years, Express Scripts has developed strategically superior formulary management, network contracting, plan design, clinical, educational and support programs, which today are among our strongest competitive differentiators.

BEST PRACTICES — *rewarding innovation.* Many qualities flow from our heritage and status as an independent PBM, including our dedication to best practices. For example, we strive for excellence and the pursuit of best practices as we acquire and integrate new companies. The integration of system platforms, sales strategies, clinical and formulary programs, and our culture reflects the best of our companies.

From the beginning, we recognized that information technology and automation would support every business process in our organization. Each year, we invest in technology to enhance accuracy and productivity, and to enable us to make the drug benefit more accessible and convenient for plan sponsors and their members.

Investing in our mail pharmacies has been — and will continue to be — a key driver of our growth and profitability. Our ability to grow from 700,000 mail prescriptions in 1992 to more than 20 million in 2001 is a direct result of deploying technology throughout our mail facilities. These investments will continue to improve efficiencies throughout our mail operations and favorably position Express Scripts for the future.

With our members' health and privacy as our foremost priorities, mailed prescriptions offer clients and members higher cost savings through better formulary compliance, and greater use of equivalent generic drugs, with their physicians' approval. Furthermore, our mail operations should be positively impacted by these interrelated dynamics: growing use of drugs to treat chronic conditions among an aging population; increasing availability

1995 ESI Canada established

1996 First Outcomes Conference is held in St. Louis, MO, First Express Scripts *Drug Trend Report* is published of generic drugs; greater demand for cost savings and convenience; and more member acceptance of ordering prescription drugs through the mail or Internet.

UNDERSTANDING — *we have listened and learned.* Our independence and pursuit of best practices has influenced our approach to research. Express Scripts has conducted in-depth analyses on all aspects of the pharmacy benefit and drug-delivery system. Because these insights are so important to our business and valuable to our clients, we invest heavily in primary research and benefit-cost analysis.

Express Scripts' original research helps us and our clients understand the drivers of drug-cost trend and develop new approaches to managing it. Our most widely recognized research initiative is the Express Scripts *Drug Trend Report,* presented annually at our Outcomes Conference. First introduced in 1996, the report analyzes the complex dynamics that drive the continuing increase in prescription drug costs. Because of the high impact of pharmaceutical costs on consumers and industry, the report and conference receive extensive nationwide coverage by major health, consumer and business media.

NETWORK CLAIMS[1] *(in millions)*



300
200
100
0
1997
1998
1999
2000
2001

(1) Excludes UHC

MAIL PHARMACY CLAIMS *(in millions)*



25
20
15
10
5
0
1997
1998
1999
2000
2001

1996 Express HealthLine introduced

1997 Two-for-one stock split

OPENNESS — *to doing things better.* The Express Way initiatives also support openness and accountability in the development of our formularies, the list of prescription drugs that each health plan sponsor prefers its members to use. As consultants, we make formulary recommendations, but each client makes the final decisions that determine which drugs will be included on its plan's formulary.

Our formularies include clinically sound and cost-effective drug therapies, as determined by a panel of independent physicians and pharmacists. Only when a drug is proven safe and effective does it move to the cost-evaluation phase. The committee responsible for establishing and maintaining the formulary doesn't have access to information regarding manufacturer-negotiated prices — the committee's decisions are based on the product's clinical efficacy. We invite objective scrutiny of our process, and post our committee's proceedings and decisions on our corporate Web site.

THE JOURNEY CONTINUES

THE FUTURE — *the next leg of our journey.* Going forward, Express Scripts' growth strategy is supported by our values, business attributes and competencies. As our business grows, we'll apply our pharmacy benefit management tools, increase our productivity and expand our specialty distribution business to achieve our annual earnings growth objectives.

NEW BUSINESS WILL BE DRIVEN BY DEMOGRAPHICS, PHARMACEUTICAL TRENDS AND INCREASED DEMAND FOR PBM SERVICES

Pharmaceutical costs are the fastest growing component of healthcare. Utilization will continue to rise with the increasing availability of new drugs that treat disease, relieve chronic conditions and enhance quality of life. Plan sponsors must consider these factors as they work to control cost and ensure that they receive maximum value for their plan dollar.

Within this environment, Express Scripts is well positioned to be the PBM of choice. An impressive number of Express Scripts clients have reduced their drug trend well below

1998 ValueRx is acquired

1998 Listed on Fortune 1000 at No. 890

the national average. Through sophisticated plan designs that help sponsors encourage physicians and members to make cost-effective healthcare choices, we have met client needs for cost control, which has led to high client retention. We anticipate stronger penetration of our commercial markets. Our development of three-tier and closed formulary plans has resulted in over 40% of our claims now being processed under those plans, and we expect this percentage to grow.

Furthermore, new markets are opening. Uninsured and underinsured Americans are doing without or spending more than they should on prescription drugs that could improve their health or save their lives. We're actively involved in helping public policymakers understand the dynamics of the pharmacy benefit and the cost associated with various proposals.

In the meantime, we're working to extend drug discounts and prescription benefits to individuals. For example, we manage the drug benefit for the Medicaid participants in the state of Georgia. In April 2001, we won a five-year contract with UnitedHealth Group to provide comprehensive mail, retail network and other pharmacy services to AARP Pharmacy Service members. And we're participating in GlaxoSmithKline's Orange Card program, which offers financial assistance for prescriptions to low-income individuals.

OUR PBM TOOLBOX WILL HELP US CONTINUE TO BUILD A MORE PROFITABLE MODEL

Retail pharmacy network management, advanced formulary design and mail pharmacy are effective tools in lowering drug trend. As we deploy our full range of strategies for plan sponsors, we create a win/win opportunity: pricing can be lowered as clients tighten formulary compliance, and increase mail pharmacy and generic use. This results in lower prices for clients and higher profits to Express Scripts, especially through our mail pharmacy.

An important opportunity is emerging for our mail pharmacy, which provides the lowest costs, improves formulary compliance and increases generic substitution compared to retail pharmacies. Within the next five years, several widely prescribed drugs will lose patent

1999 Revenues exceed $4 billion

1999 Internet services launched

1999 Diversified Pharmaceutical Systems acquired

protection. We estimate that approximately $35 billion of branded drug sales (approximately 25% of all prescription drug sales) will be affected by the availability of generic alternatives, creating a significant opportunity to lower costs through therapeutic substitution of brand-name drugs with equally effective generic choices.

TECHNOLOGY WILL DRIVE CONTINUING GAINS IN PRODUCTIVITY

Technology has been crucial to leveraging our scale, improving our service capabilities and creating cost efficiencies. By Web-enabling many core business functions, we have increased our responsiveness to members, plan sponsors, pharmacists and physicians, while significantly lowering overhead costs.

On a longer-term basis, we anticipate many benefits from using technology to connect Express Scripts, pharmacies and prescribing physicians through electronic prescribing. RxHub, LLC, a joint venture we formed in 2001 with other leading PBMs, is developing a standard electronic exchange, which will enable physicians to access members' formulary, health history, drug interaction and other clinical information at the point of care. The goal is to enhance safety, compliance, cost-savings and member satisfaction.

PROFITABILITY PER ADJUSTED CLAIM*


$0.90
$0.70
$0.50
1997
1998
1999**
2000
2001
EBITDA per Adjusted Claim—Excludes non-recurring items

* Adjusted claims represent network claims plus mail claims, which are multiplied by three, as mail claims are typically 90 day scripts and network claims are generally 30 day scripts.

** The decrease in 1999 reflects the acquisition of DPS, which did not provide mail or retail network management services. Since 1999, the profitability per adjusted claim has increased reflecting the cross-selling of value-added services.

2000 Listed as No. 276 on the Fortune 500

2001 RxHub joint venture formed

2001 Two-for one stock split

SPECIALTY DISTRIBUTION WILL CONTRIBUTE TO LONG-TERM GROWTH

Express Scripts' Specialty Distribution Services (SDS) provides administration, reimbursement and pharmacy services for drugs that present special handling, delivery or compliance challenges. Prescriptions processed in SDS grew 69% in 2001 over 2000. These drugs are used to treat such conditions as cancer, HIV, hemophilia, multiple sclerosis and immunological disorders. Express Scripts is uniquely qualified to handle specialty distribution because of our strengths in inventory management, manufacturer relationships, clinical management, and patient/caregiver education and support. While we mainly record as revenue only the administrative fee we earn for distributing pharmaceutical manufacturers' products, on an annualized basis, we are now managing about $1 billion in drug spend in our specialty distribution services business. We estimate specialty drugs to be a $17 billion market, and we expect our specialty distribution services to be increasingly in demand.

EXPRESS SCRIPTS IS WELL-POSITIONED FOR SUSTAINABLE GROWTH

The opportunity for us to continue delivering value to the market as a PBM industry leader is supported by the strong fundamental growth dynamics of pharmaceutical spending. And, we have proven our ability to compete profitably.

We've generated an average annual return of over 40% to our shareholders in the 10 years since our IPO, significantly exceeding major indices and the market in general. At the end of 2001, Express Scripts was added to the Nasdaq-100 Index®, which includes the top 100 non-financial Nasdaq-listed companies based on market capitalization.

Also reflective of our growth, strong business fundamentals and outstanding shareholder returns are Express Scripts' recurrent rankings among the Fortune 500 and the Forbes Platinum 400, based on a combination of return on total capital, cash flow per share, and sales and income growth.

2001 Nasdaq 100

2001 Revenues exceed $9 billion and mail prescriptions exceed 20 million

When I joined Express Scripts in 1989 there were 34 employees, and 19 of these employees are still with us today. These original employees and the more than 6,000 others who have joined us along the way have worked hard and made sacrifices to build Express Scripts. We believe it has been worth the effort, and we are grateful for the opportunity to serve our clients.

While we take pride in our successes to date, we remain focused on improving the efficiency and effectiveness of the drug supply chain, and the delivery of drug therapy. On behalf of our Board of Directors and management team, we thank all of you who invested in Express Scripts' IPO, and during the 10 years since. We hope we have earned your trust through our financial performance. As we continue to prosper, we will continue to be guided by the Express Way — the foundation we believe will enable us to continue providing superior returns on your investment. We invite you to join us for the next leg of our journey.



Barrett Toan
President and Chief Executive Officer

2002 National Prescription Administrators and Phoenix Marketing Group are acquired

MANAGEMENT TEAM

STUART L. BASCOMB
Executive Vice President

THOMAS BOUDREAU
Senior Vice President, General Counsel and Corporate Secretary

MABEL CHEN
Senior Vice President and Director, Site Operations

MARK O. JOHNSON
Senior Vice President – Administration

LINDA LOGSDON
Executive Vice President – Health Management Services

DAVID LOWENBERG
Executive Vice President and Chief Operating Officer

GEORGE PAZ
Senior Vice President and Chief Financial Officer

AGNES REY-GIRAUD
Vice President – eBusiness

EDWARD J. TENHOLDER
Senior Vice President and Chief Information Systems Officer

BARRETT A. TOAN
Chairman and Chief Executive Officer

BOARD OF DIRECTORS

STUART L. BASCOMB [2]
Director
Executive Vice President, Express Scripts, Inc.

GARY G. BENANAV [4][5]
Director, Chairman of the Compensation Committee
Vice Chairman, New York Life Insurance Company

FRANK J. BORELLI [1][3]
Director, Chairman of the Audit Committee
Retired Chief Financial Officer, Marsh & McLennan Companies

NICHOLAS J. LAHOWCHIC [4]
Director
President and Chief Executive Officer, Limited Logistics Services

THOMAS P. MAC MAHON [3]
Director
Chairman and Chief Executive Officer, Laboratory Corporation of America Holdings (LabCorp)

JOHN O. PARKER [1]
Director
Chairman, Care Capital, LLC

SEYMOUR STERNBERG [1][5]
Director
Chairman, President and Chief Executive Officer, New York Life Insurance Company

BARRETT A. TOAN [2]
Chairman of the Board
President and Chief Executive Officer

HOWARD L. WALTMAN [1][4]
Director, Chairman of the Corporate Governance Committee

NORMAN ZACHARY [3][4]
Director
Retired President, Logica Data Architects, Inc.

(1) Member of Corporate Governance Committee
(2) Non-voting Member of Corporate Governance Committee
(3) Member of Audit Committee
(4) Member of Compensation Committee
(5) Director of New York Life Insurance Company

SELECTED FINANCIAL DATA

(in thousands, except per share data)	Year Ended December 31, 2001	2000[2]	1999[3]	1998[4]	1997
Statement of Operations Data:					
Revenues:					
Revenues	$9,328,782	$6,901,026	$4,402,197	$2,902,318	$1,270,624
Other revenues	—	10,423	3,000	—	—
	9,328,782	6,911,449	4,405,197	2,902,318	1,270,624
Costs and expenses:					
Cost of revenues	8,732,914	6,372,482	3,943,998	2,662,443	1,159,157
Selling, general and administrative	358,691	338,755	294,194	148,990	62,617
Non-recurring charges	—	—	30,221	1,651	—
	9,091,605	6,711,237	4,268,413	2,813,084	1,221,774
Operating income	237,177	200,212	136,784	89,234	48,850
Other income (expense), net	(28,933)	(204,680)	128,682	(12,994)	5,856
Income (loss) before income taxes	208,244	(4,468)	265,466	76,240	54,706
Provision for income taxes	83,172	3,553	108,098	33,566	21,277
Income (loss) before extraordinary item	125,072	(8,021)	157,368	42,674	33,429
Extraordinary item, net of tax	(372)	(1,105)	(7,150)	—	—
Net income (loss)	$ 124,700	$ (9,126)	$ 150,218	$ 42,674	$ 33,429
Basic earnings (loss) per share:[1]					
Before extraordinary item	$ 1.60	$ (0.10)	$ 2.18	$ 0.64	$ 0.51
Extraordinary item, net of tax	—	(0.02)	(0.10)	—	—
Net income (loss)	$ 1.60	$ (0.12)	$ 2.08	$ 0.64	$ 0.51
Diluted earnings (loss) per share:[1]					
Before extraordinary item	$ 1.56	$ (0.10)	$ 2.13	$ 0.63	$ 0.50
Extraordinary item, net of tax	—	(0.02)	(0.10)	—	—
Net income (loss)	$ 1.56	$ (0.12)	$ 2.03	$ 0.63	$ 0.50
Weighted average shares outstanding:[1]					
Basic	77,857	76,392	72,190	66,210	65,426
Diluted[5]	79,827	76,392	74,066	67,396	66,244

SELECTED FINANCIAL DATA (CONTINUED)

(in thousands, except per share data)	**2001**	2000[2]	1999[3]	1998[4]	1997
	Year Ended December 31,				
Balance Sheet Data:					
Cash and cash equivalents	$ **177,715**	$ 53,204	$ 132,630	$ 122,589	$ 64,155
Working capital	**(32,414)**	(117,775)	(34,003)	117,611	166,062
Total assets	**2,500,245**	2,276,664	2,487,311	1,095,461	402,508
Debt:					
Short-term debt	—	—	—	54,000	—
Long-term debt	**346,119**	396,441	635,873	306,000	—
Stockholders' equity	**831,997**	705,244	699,482	249,694	203,701
Selected Data:					
Annual drug spending–PBM[6]	**$15,908,869**	$13,874,691	$11,160,389	$4,495,051	$2,486,380
Annual drug spending– Specialty Dist.[6][7]	$ **774,655**	$ 604,209	$ 401,717	$ —	$ —
Network pharmacy claims processed	**293,996**	299,584	273,909	113,177	73,164
Mail pharmacy prescriptions filled	**20,493**	15,183	10,608	7,426	3,899
Specialty distribution prescriptions filled[7]	**1,889**	1,120	604	—	—
EBITDA[8]	$ **317,260**	$ 278,827	$ 208,651	$ 115,683	$ 59,320
Cash flows provided by operating activities	$ **280,990**	$ 245,910	$ 214,059	$ 126,574	$ 52,391
Cash flows (used in) investing activities	$ **(76,719)**	$ (73,578)	$ (759,576)	$ (426,052)	$ (16,455)
Cash flows (used in) provided by financing activities	$ **(79,549)**	$ (251,627)	$ 555,450	$ 357,959	$ 3,033

(1) Earnings per share and weighted average shares outstanding have been restated to reflect the two-for-one stock splits effective June 22, 2001 and October 30, 1998.

(2) Includes a non-cash write-off of $165,207 ($103,089 net of tax) of our investment in PlanetRx.com, Inc. Includes an ordinary gain of $1,500 ($926 net of tax) on the restructuring of our interest rate swap agreements. Excluding these amounts, our basic and diluted earnings per share before extraordinary loss would have been $1.23 and $1.21, respectively.

(3) Includes the acquisition of DPS effective April 1, 1999. Also includes non-recurring operating charges and a one-time non-operating gain of $30,221 ($18,188 net of tax) and $182,930 ($112,037 net of tax), respectively. Excluding these amounts, our basic and diluted earnings per share before extraordinary loss would have been $0.88 and $0.86, respectively.

(4) Includes the acquisition of ValueRx effective April 1, 1998. Also includes a non-recurring charge of $1,651 ($1,002 net of tax). Excluding this charge, our basic and diluted earnings per share would have been $0.66 and $0.65, respectively.

(5) In accordance with FAS 128, basic weighted average shares were used to calculate 2000 diluted EPS as the 2000 net loss and the actual diluted weighted average shares (78,066 as of December 31, 2000) cause diluted EPS to be anti-dilutive.

(6) Drug spending is a measure of the gross aggregate dollar value of drug expenditures of all programs managed by us. The difference between annual drug spending and revenue reported by us is the combined effect of excluding from reported revenues:
- the drug ingredient cost for those clients that have established their own pharmacy networks, whereby we recognize as revenue only administrative fees.
- the co-pay portion of drug expenditures that are the responsibility of members of health plans serviced by us.

Therefore, drug spending provides a common basis to quantify the drug expenditures managed by a company. Drug spend, however, is not an accepted reporting measurement under generally accepted accounting principles and should not be considered as an alternative to revenue.

(7) The specialty distribution drug spend and prescriptions filled are not available prior to 1999. The specialty distribution business was just starting up in the 1997-1998 time frame, and therefore the volume of activity was very small.

(8) EBITDA is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's ability to service indebtedness. EBITDA, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow or as a measure of liquidity. In addition, our calculation of EBITDA may not be identical to that used by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We derive our revenues primarily from the sale of PBM services in the United States and Canada. When we independently have a contractual obligation to pay our network pharmacy providers for benefits provided to our clients' members, we include the total payments from these clients as revenue, and payments to the network pharmacy provider as cost of revenue (the "Gross Basis") (See Footnote 1). These transactions require us to assume credit risk. If we merely administer clients' network pharmacy contracts in which we do not assume credit risks, we record only our administrative or dispensing fees as revenue (the "Net Basis").

Management services provided to drug manufacturers include various services relating to administration of manufacturer rebate programs. Revenues relating to these services are recognized as earned based upon detailed drug utilization data. Rebates payable to customers in accordance with the applicable contracts are excluded from revenues. We estimate fees receivable from pharmaceutical manufacturers on a quarterly basis converting total prescriptions dispensed to estimated rebatable scripts (i.e., those prescriptions with respect to which we are contractually entitled to submit claims for rebates) multiplied by the contractually agreed manufacturer rebate amount. Estimated fees receivable from pharmaceutical manufacturers are recorded when we determine them to be realizable, and realization is not dependent upon future pharmaceutical sales. Estimates are revised once the actual rebatable scripts are calculated and rebates are billed to the manufacturer.

Non-PBM revenues are derived from administrative fees received from drug manufacturers for the dispensing or distribution of pharmaceuticals requiring special handling or packaging. We also administer sample card programs for certain manufacturers and include the ingredient costs of pharmaceuticals dispensed from retail pharmacies in our Specialty Distribution Services subsidiary ("SDS") revenues. Additionally, the associated costs for this sample card program are recorded in cost of revenues. Non-PBM revenues are also generated from the sale of pharmaceuticals for and the provision of infusion therapy services through our Express Scripts Infusion Services subsidiary ("Infusion Services"). On June 12, 2001, we announced that we entered into an agreement with Option Care, Inc. to sell substantially all of the assets of our Infusion Services business, and we discontinued our acute home infusion services.

Our business has grown through strategic acquisitions over the last few years. On April 1, 1999, we acquired Diversified Pharmaceutical Services, Inc. ("DPS") from SmithKline Beecham Corporation for approximately $715 million. On April 1, 1998, we consummated our first major acquisition by acquiring Value Health, Inc. and Managed Prescription Network, Inc. (collectively, "ValueRx"), the PBM operations of HCA-Healthcare Corporation, for approximately $460 million in cash. Consequently, our operating results include those of DPS from April 1, 1999 and ValueRx from April 1, 1998. In addition to growth through acquisitions, we have been successful in adding net new clients each year such as the contract we were awarded by UnitedHealth Group in 2001 to provide retail network and mail pharmacy services to members of AARP.

Earnings per share and weighted average shares outstanding included in Management's Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect the two-for-one stock split effective June 22, 2001.

RESULTS OF OPERATIONS

Revenues

	Year Ended December 31,				
(in thousands)	2001	Increase/ (Decrease)	2000	Increase/ (Decrease)	1999
Gross Basis revenues	$9,198,790	39.2%	$6,608,451	60.2%	$4,124,170
Net Basis revenues	55,724	(72.8)%	204,531	(3.6)%	212,217
Other revenues	—	nm	10,423	247.4%	3,000
Total PBM revenues	9,254,514	35.6%	6,823,405	57.2%	4,339,387
Non-PBM revenues	74,268	(15.6)%	88,044	33.8%	65,810
Total revenues	$9,328,782	35.0%	$6,911,449	56.9%	$4,405,197

nm= not meaningful

Revenues for network pharmacy claims increased $1,687,020,000, or 33.9%, in 2001 over 2000 and $1,832,003,000, or 58.3%, in 2000 over 1999. These increases are due to a higher mix of clients utilizing retail pharmacy networks contracted by us, increased membership and member utilization, and higher drug ingredient costs. Network pharmacy claims processed increased 21.6% to 293,996,000 in 2001 over 2000 (excluding the 57,765,000 claims processed for the United HealthCare ("UHC") contract, which terminated effective May 31, 2000). The average revenue per network pharmacy claim increased 36.4% to $22.65 over 2000 due to the termination of the UHC contract (recorded on the Net Basis) and a higher mix of clients utilizing retail pharmacy networks contracted by us versus retail pharmacy networks contracted by the client. As previously discussed under "—Overview," we record the associated revenues for clients utilizing our retail pharmacy networks on the Gross Basis, therefore this shift to our retail pharmacy networks results in an increase in Gross Basis revenues (and corresponding cost of revenues) and revenue per claim. In 2002, we expect to see a higher mix of clients on the Gross Basis due to the loss of a large Net Basis client at the beginning of the year. During 2000, network pharmacy claims processed increased 25,675,000 or 9.4% over 1999. The average revenue per network pharmacy claim increased 44.7% in 2000 over 1999 primarily as a result of the increased rate of historical Express Scripts and DPS clients moving from retail pharmacy networks contracted by the clients to one contracted by us.

Mail pharmacy services revenues and mail pharmacy services prescriptions filled increased $758,457,000, or 42.5% and 5,310,000, or 35.0%, respectively, during 2001 over 2000. These increases are primarily due to increased membership and utilization by existing members. Revenues for mail pharmacy services increased $638,834,000, or 55.7%, in 2000 over 1999 as a result of the growth in mail pharmacy claims processed of 4,575,000, or 43.1% in 2000 over 1999. These increases are primarily due to the addition of new members with high mail utilization rates, the cross selling of mail pharmacy services and increased utilization by existing members. The average revenue per mail pharmacy claim increased 5.6% in 2001 over 2000 and 8.8% in 2000 over 1999 primarily due to higher drug ingredient costs.

The decrease in revenue for non-PBM services for the year ended December 31, 2001 from December 31, 2000 is primarily due to the sale of our Infusion Services subsidiary on June 12, 2001, partially offset by the additional volume in SDS. The increase in revenue for non-PBM services during 2000 compared to 1999 is primarily due to additional volume within SDS resulting from a new contract that took effect during the fourth quarter of 1999.

Other revenue decreased $10,423,000 in 2001 from 2000 due to the agreement with PlanetRx.com, Inc. (PlanetRx), which was restructured in July 2000. We received a $4,300,000 fee from PlanetRx to terminate the prior contract and no additional cash payments were made to us under the restructured agreement. Other revenues increased $7,423,000 in 2000 over 1999 due to the fees received under the agreement with PlanetRx, which became effective in December 1999.

Costs and Expenses

	Year Ended December 31,				
(in thousands)	2001	Increase/ (Decrease)	2000	Increase/ (Decrease)	1999
PBM cost of revenues	$8,685,016	37.6%	$6,311,705	62.2%	$3,891,711
Non-PBM cost of revenues	47,898	(21.2)%	60,777	16.2%	52,287
Total cost of revenues	8,732,914	37.0%	6,372,482	61.6%	3,943,998
Selling, general and administrative	294,939	8.5%	271,921	17.4%	231,543
Depreciation and amortization[1]	63,752	(4.6)%	66,834	6.7%	62,651
Non-recurring expenses	—		—		30,221
Total costs and expenses	$9,091,605	35.5%	$6,711,237	57.2%	$4,268,413

(1) Represents depreciation and amortization expense included in selling, general and administrative expenses on our Statement of Operations. Gross profit also includes depreciation and amortization expense on property and equipment of $16,331, $11,781 and $9,216 for the years ended 2001, 2000 and 1999, respectively.

Our cost of revenues for PBM services increased 37.6% in 2001 over 2000, and 62.2% in 2000 over 1999 mainly as a result of the increase in PBM revenues discussed above. The PBM cost of revenues grew slightly faster than revenues in 2001 and 2000 as a result of a larger percentage of our clients being recorded each year on the Gross Basis, for which we record the drug ingredient cost in cost of revenues (see further discussion under "—Overview"). We have been successful in offsetting margin pressure due to lower pricing on administrative fees and other clinical programs with higher profits from increased mail penetration, improved formulary compliance and other value-added clinical programs.

Cost of revenues for non-PBM services decreased 21.2% from 2000, while non-PBM revenues decreased only 15.6% primarily due to the discontinuance of our acute home infusion services (discussed above), which was less profitable than our SDS business. Cost of revenues for non-PBM services increased 16.2% in 2000 from 1999, while non-PBM revenues increased 33.8%, primarily due to additional volume of business within SDS, which represents a larger percentage of non-PBM revenues, where we primarily record as revenue only our administrative fee for distributing pharmaceutical manufacturers' products. SDS was also able to derive operating cost efficiencies as a result of the increase in volume serviced under a contract that took effect in the fourth quarter of 1999.

Selling, general and administrative expenses, excluding depreciation and amortization, increased $23,018,000, or 8.5%, in 2001 over 2000 and $40,378,000 or 17.4%, in 2000 over 1999. The increases in 2001 and 2000 are primarily due to expenditures required to expand operational and administrative support functions in order to enhance management of the pharmacy benefit. The increase in 2000 is also due to the inclusion of DPS for a full twelve months during 2000 versus nine months of 1999. As a percentage of total revenues, selling, general and administrative expenses, excluding depreciation and amortization, for 2001 decreased to 3.2% from 3.9% in 2000 and 5.3% in 1999.

Depreciation and amortization decreased for the year ended December 31, 2001 from 2000 primarily due to amortization of the UHC customer contract intangible asset, which fully amortized during 2000. This reduction was partially offset by increased depreciation and amortization expense associated with additional property and equipment placed into service. Depreciation and amortization increased during 2000 over 1999 due to the expansion of our operations and enhancement of our information systems to better serve our clients.

This increase was slightly offset by the decrease in amortization of customer contracts as a result of the UHC customer contract intangible asset being fully amortized during 2000. The remaining increase in 2000 was primarily due to the acquisition of DPS, as 1999 only included amortization of the DPS goodwill and other intangible assets for nine months.

During 1999, we recorded the following items in our Consolidated Statement of Operations in the non-recurring charges line (there were no such items during 2001 or 2000):

- During the second quarter of 1999, we incurred a $9,400,000 charge for the consolidation of our Plymouth, Minnesota facility into our Bloomington, Minnesota facility. In December 1999 and September 2000, the associated accrual was reduced by $2,301,000 and $44,000, primarily as a result of subleasing a portion of the unoccupied space. The consolidation plan included the relocation of all employees at the Plymouth facility to the Bloomington facility that began in August 1999, with completion delayed until the first quarter of 2001. Included in the charge were anticipated cash expenditures of approximately $4,779,000 for lease termination fees and rent on unoccupied space to be paid through April 2001 and anticipated non-cash charges of approximately $2,276,000 for the write-down of leasehold improvements and furniture and fixtures. The charge does not include any costs associated with the physical relocation of the employees.

- During December 1999, we recorded a pre-tax restructuring charge of $2,633,000 associated with the outsourcing of our computer operations to Electronic Data Systems Corporation. The principal actions of the plan included cash expenditures of approximately $2,148,000 for the transition of 51 employees to the outsourcer and the elimination of contractual obligations of ValueRx, which had no future economic benefit to us, and non-cash charges of approximately $485,000 due to the reduction in the carrying value of certain capitalized software to its net realizable value. This plan was completed during the second quarter of 2000 when remaining cash payments were made.

- Also in December 1999, we recorded a pre-tax restructuring charge of $969,000 associated with restructuring our PPS majority-owned subsidiary and the purchase of the remaining PPS common stock from management. The charge consisted of cash expenditures of $559,000 relating to stock compensation expense and $410,000 of severance payments to 9 employees. This plan was completed in January 2000.

- In conjunction with the sale of the assets of YourPharmacy.com, Inc. to PlanetRx, we recorded a $19,520,000 stock compensation charge relating to former YourPharmacy.com employees. The amount of the charge was determined using the initial public offering price of $16 per share for PlanetRx common stock.

Other Income (Expense), Net

On February 22, 2001, we entered into an agreement with AdvancePCS and Merck-Medco, to form RxHub, LLC ("RxHub"). RxHub will be an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plans. The company is designed to operate as a utility for the conduit of information among all parties engaging in electronic prescribing. We own one-third of the equity of RxHub (as do each of the other two founders) and have committed to invest up to $20 million over the next five years with approximately $5.7 million invested during 2001 and an additional $4.3 million expected to be invested through 2003. We have recorded our investment in RxHub under the equity method of accounting, which requires our percentage interest in RxHub's results to be recorded in our Consolidated Statement of Operations. Our percentage of RxHub's loss for 2001 is $1,834,000 ($1,139,000 net of tax), and has been recorded in other income (expense) in our Consolidated Statement of Operations. Our investment in RxHub (approximately $3,866,000 at December 31, 2001) is recorded in other assets on our Consolidated Balance Sheet.

The $12,374,000, or 31.3%, decrease in net interest expense for the year ended December 31, 2001 over 2000 is primarily due to the reduction in debt of $50 million in 2001 and $240 million in 2000. Our interest expense, net, decreased $14,775,000 during 2000 compared to 1999. The decrease is a result of utilizing the $299,378,000 proceeds from our June 1999 common stock offering to repay a portion of our credit facility, as well as utilizing $344,131,000 of our own cash to pay-down our credit facility from June 1999 through December 31, 2000. Associated with the prepayment of our loans during 2000, we recorded an ordinary gain in interest expense of $1.5 million ($926,000 net of tax) due to the restructuring of our interest rate swap agreements (see "—Market Risk"). Additionally, we repurchased $10,115,000 of our Senior Notes as of December 31, 2000 (see "—Liquidity and Capital Resources").

During 1999, we recognized a one-time non-cash gain of $182,930,000 related to the sale of the assets of YourPharmacy.com, Inc. in exchange for a 19.9% ownership interest in PlanetRx.

During 2000, we recorded a $165,207,000 ($103,089,000 net of tax) non-cash impairment charge on our investment in PlanetRx common stock as the loss in value was deemed to be other than temporary. Any unrealized loss associated with recording our investment in PlanetRx at current market value previously recorded in stockholders' equity was written off to the current period earnings, in addition to any additional charges necessary to write-off our investment in accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Additionally, during 2000, we made charitable donations of 200,000 shares of our PlanetRx common stock (after giving effect to the December 4, 2000 8-for-1 reverse stock split) and realized selling, general and administrative expense related to the donation of approximately $713,000. Therefore, our ownership of PlanetRx as of December 31, 2001 consisted of approximately 1,096,000 common shares, or 17.8%, of PlanetRx common shares outstanding (after giving effect to the December 4, 2000 8-for-1 reverse stock split) which are carried at no value.

Provision for Income Taxes

Our effective tax rate decreased to 39.9% for 2001 from 40.9% in 2000, excluding the $62,118,000 tax benefit from the write-off of marketable securities and the $574,000 in tax expense from the ordinary gain on the restructuring of our swaps in 2000, both discussed under "—Other Income (Expense)." This decrease is due primarily to lower taxes paid in several states as well as a decrease in non-deductible goodwill as a percentage of taxable income. Excluding the one-time gain (see "—Other Income (Expense), Net") and non-recurring items (see "—Cost and Expenses") in 1999, our effective tax rate would have been 43.7% for 1999. The decrease in 2000 from 1999 is primarily due to the reduction in the non-deductible goodwill and customer contract amortization expense associated with the ValueRx acquisition as a percentage of income before income taxes. The goodwill and customer contract amortization for the DPS acquisition is deductible for income tax purposes due to the filing of an Internal Revenue Code §338(h)(10) election.

Net Income and Earnings Per Share

Our net income increased $133,826,000 in 2001 from a loss of $9,126,000 in 2000, which decreased $159,344,000, or 106.1% from 1999. Net income for 2000 and 1999 were affected by the following one-time items:

Year Ended December 31, 2000

- A non-cash impairment charge during the second and fourth quarters of 2000 totaling $165,207,000 ($103,089,000 net of tax) relating to our PlanetRx investment (see "—Other Income (Expense), Net")
- An extraordinary loss on the early retirement of debt due to the write-off of deferred financing fees during the third and fourth quarters of 2000 totaling $1,790,000 ($1,105,000 net of tax) discussed in "—Liquidity and Capital Resources"
- An ordinary gain in the amount of $1,500,000 ($926,000 net of tax) on the restructuring of our interest rate swap agreements related to the early retirement of debt in the third quarter of 2000 (see "—Market Risk")

Year Ended December 31, 1999

- Non-recurring charges discussed in "—Cost and Expenses" totaling $30,221,000 ($18,188,000 net of tax)
- One-time gain of $182,930,000 ($112,037,000 net of tax) discussed in "—Other Income (Expense), Net"
- An extraordinary loss on the early retirement of debt during the second and third quarters of 1999 totaling $11,642,000 ($7,150,000 net of tax)

Excluding these one-time items and excluding financing costs on the temporary debt associated with the acquisition of DPS, after assuming our equity and Senior Notes offerings had been completed on April 1, 1999, net income for 2000 would have been $94,142,000, or $1.23 per basic share and $1.21 per diluted share, compared to $67,326,000, or $0.90 per basic share and $0.88 per diluted share for 1999, respectively.

Excluding these one-time items above related to 2000 and 1999, and assuming no anti-dilution using the potentially dilutive common shares of 1,674,000 for 2000, basic and diluted earnings per share before extraordinary items increased 30.1% and 28.9% in 2001 over 2000 and 36.6% and 37.5% in 2000 over 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

During 2001, net cash provided by operations increased $35,080,000 to $280,990,000 from $245,910,000 in 2000. This increase is primarily due to increased cash earnings.

As a percent of accounts receivables, our allowance for doubtful accounts was 2.7% and 2.8% at December 31, 2001 and 2000, respectively.

Our investment in net working capital as of December 31, 2001 increased to a $32,414,000 deficit from a $117,775,000 deficit as of December 31, 2000 and a $34,003,000 deficit as of December 31, 1999. The increase in working capital from the December 31, 2000 level reflects additional cash on hand as of December 31, 2001 in anticipation of cash required to close recently announced acquisitions in early 2002, and the timing of collections and payments.

Our capital expenditures in 2001 decreased $22,932,000, or 28.6%, from 2000 and increased $43,260,000, or 117.1%, in 2000 over 1999. The decrease in 2001 reflects the completion of various projects in 2000 including the renovation of our St. Louis operations facilities, enhancement of services provided to our clients and activities related to the integration of acquired companies. The increase in 2000 over 1999 is due primarily to the projects discussed above. We will continue to invest in technology that will provide efficiencies in operations, manage growth and enhance service levels. We expect to fund anticipated capital expenditures primarily out of operating cash flow or, to the extent necessary, with working capital borrowings under our $150 million revolving credit facility, discussed below. We believe our capital expenditures for 2002 will approximate the level in 2001, excluding the impact of the NPA acquisition.

On March 1, 2001, our Canadian subsidiary, ESI Canada, completed its acquisition of Quebec, Canada-based PBM, Centre d'autorisation et de paiement des services de sante, Inc. ("CAPSS"), for approximately CAN$26.8 million (approximately US$17.5 million), which includes a purchase price adjustment for closing working capital. The transaction, which has been accounted for under the purchase method of accounting, was funded with our operating cash flow. The results of operations of CAPSS have been included in the consolidated financial statements and PBM segment since March 1, 2001. The purchase price has been allocated based upon the estimated fair value of net assets acquired at the date of the acquisition. The excess of purchase price over tangible net assets acquired has been allocated to intangible assets consisting of customer contracts in the amount of US$5,149,000 which are being amortized using the straight-line methods over the estimated useful life of 20 years and are included in other intangible assets, and goodwill in the amount of US$11,655,000 which was amortized using the straight-line method over the estimated useful life of 30 years.

On February 25 2002, we purchased substantially all of the assets utilized in the operation of Phoenix Marketing Group (Holdings), Inc. ("Phoenix"), a wholly-owned subsidiary of Access Worldwide Communications, Inc. for $33 million in cash plus the assumption of certain liabilities. Phoenix is one of the largest prescription drug sample fulfillment companies, shipping approximately 95 million sample units in 2001. The transaction will be accounted for under the provisions of FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets" and was funded with our operating cash flow.

On February 6, 2002, we signed a definitive agreement to acquire the businesses comprising National Prescription Administrators, Inc. ("NPA") for $515 million. NPA is a privately held full-service pharmacy benefit manager and will strengthen our participation in two key market segments, union and government sponsored plans. The transaction is expected to close near the end of the first quarter of 2002, subject to customary closing conditions and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction will be accounted for under the provisions of FAS 141, and FAS 142. The purchase price will be funded with cash on hand, up to $100 million of borrowings on our revolving credit facility, a $350 million new tack-on Term B loan and the issuance of approximately 552,000 shares of our common stock. We will file an Internal Revenue Code §338(h)(10) election, making amortization expense of intangible assets, including goodwill, tax deductible.

In September 2000, we sold our Albuquerque, New Mexico property and building for $7,806,000. These assets were then leased back from the purchaser for a term of ten years with the option to extend the term up to an additional ten years. The resulting lease is being accounted for as an operating lease, and the resulting deferred gain of $4,136,000 is being amortized over the ten-year life of the lease.

In December 2000, the Department of Health and Human Services ("DHHS") issued final privacy regulations, pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which impose extensive restrictions on the use and disclosure of individually identifiable health information by certain entities. We will be required to comply with certain aspects of the regulations. We have established a plan and a process for implementing all necessary changes to our business operations by the statutory compliance date of April 2003. We believe compliance with these regulations will have a significant impact on our business operations. We have completed an assessment of the costs we will incur in complying with these regulations and do not believe they will be material to our results of operations, financial position and/or cash flow from operations. However, DHHS plans to issue additional regulations in 2002 and we can give no assurance that our implementation costs will not be material to us as a result of such changes.

During 2001, we utilized internally generated cash to prepay $50 million of our Term A loans (described below) and to repurchase 1,227,000 shares of our Common Stock for $54,500,000. As of December 31, 2001, we repurchased a total of 3,757,000 shares of our Common Stock (reflecting the two-for-one stock split effective June 22, 2001) under the stock repurchase program that we announced on October 25, 1996. Approximately 2,558,000 shares have been reissued in connection with employee compensation plans through December 31, 2001. In February 2002, our Board of Directors authorized an increase in our stock repurchase program from 5,000,000 shares to 6,500,000 and placed no limit on the duration of the program. Additional debt repayments or common stock repurchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions, subject to restrictions on stock repurchases contained in our bank credit facility and the Indenture which governs our Senior Notes.

We have a credit facility with a commercial bank syndicate consisting of $105 million of Term A loans and a $150 million revolving credit facility. As a result of the prepayment of our Term A loans noted above, we recorded an extraordinary charge during 2001 for the deferred financing fees in the amount of $372,000, net of tax. The Term A loans and the revolving credit facility mature on March 31, 2005. The capital stock of each of our existing and subsequently acquired domestic subsidiaries, excluding ValueRx of Michigan, Inc., Diversified NY IPA, Inc. and Diversified Pharmaceutical Services (Puerto Rico), Inc., and 65% of the stock of our Canadian subsidiaries have been pledged as collateral for the credit facility.

Our credit facility requires us to pay interest quarterly on an interest rate spread based on several London Interbank Offered Rates ("LIBOR") or base rate options. Using a LIBOR spread, the Term A loans had an interest rate of 3.37% on December 31, 2001. To alleviate interest rate volatility, we have entered into interest rate swap arrangements, one of which expired in October 2001, which are discussed in "—Market Risk" below. The credit facility contains covenants that limit the indebtedness we may incur, dividends paid and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum fixed charge coverage ratio. In addition, we are required to pay an annual fee of 0.25%, payable in quarterly installments, on the unused portion of the revolving credit facility ($150 million at December 31, 2001). At December 31, 2001, we are in compliance with all covenants associated with the credit facility.

In June 1999, we issued $250 million of 9.625% Senior Notes, due 2009, which require interest to be paid semi-annually on June 15 and December 15. The Senior Notes are callable at specified prepayment premiums beginning in June 2004. The Senior Notes are unconditionally and jointly and severally guaranteed by our wholly-owned domestic subsidiaries other than PPS, Great Plains Reinsurance Co., ValueRx of Michigan, Inc., Diversified NY IPA, Inc., and Diversified Pharmaceutical Services (Puerto Rico), Inc. During the second quarter of 2000, we repurchased $10,115,000 of our Senior Notes on the open market for $10,150,000, which includes $385,000 of accrued interest.

The following table sets fourth the schedule of current maturities of our long-term debt, excluding the deferred interest rate swap gain of $648,000 at December 31, 2001, and future minimum lease payments due under noncancellable operating leases (in thousands):

Year Ended December 31,	Current Maturities of Long-term Debt	Future Minimum Lease Payments
2002	$ —	$13,521
2003	—	13,298
2004	39,450	13,361
2005	65,550	13,085
2006	—	11,691
Thereafter	240,771	23,960
	$345,771	$88,916

As previously mentioned, to fund the acquisition of NPA we are amending our existing credit facility to add a $350 million Term B loan. The Term B loan will have a maturity of six years and will amortize 1% in years one through four, 25% in year five and 71% in year six. Interest will be payable quarterly on an interest rate spread based on several LIBOR or base rate options. The anticipated interest rate spread for LIBOR borrowings will be 225 basis points. The Term B loan will be secured on the same basis as our existing credit facility. In addition, we are requesting in the amendment to adjust certain covenants, relating to restricted junior payments and asset sales, and to provide for a future accounts receivable facility.

We regularly review potential acquisitions and affiliation opportunities. We believe that available cash resources, bank financing or the issuance of additional common stock could be used to finance future acquisitions or affiliations. However, there can be no assurance we will make acquisitions or affiliations in 2002 or thereafter, other than our previously announced acquisitions of Phoenix and NPA.

OTHER MATTERS

During July 2001, the Financial Accounting Standards Board issued Financial Accounting Statement Number ("FAS") 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires that all business combinations be accounted for using the purchase method of accounting. FAS 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. We do not believe that FAS 141 will have a significant impact on our consolidated financial position, consolidated results of operations and/or our consolidated cash flows once implemented.

FAS 142 requires that goodwill no longer be amortized under any circumstances. Instead, all goodwill (including goodwill associated with acquisitions consummated prior to the adoption of FAS 142) is to be evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired. In accordance with the implementation provisions of FAS 142, we expect to complete our first impairment test under FAS 142 by the end of the second quarter of 2002, and we do not anticipate incurring an impairment charge. All goodwill impairment losses are to be presented as a separate line item in the operating section of the consolidated results of operations (unless the impairment loss is associated with a discontinued operation). FAS 142 requires the disclosure of income before extraordinary items and net income, and earnings per share for both income measures, all computed on a pro forma basis by reversing the goodwill amortized in the periods presented. Such pro forma disclosures are required in the period of adoption and thereafter until all periods presented reflect goodwill accounted for in accordance with FAS 142. Had FAS 142 been effective for 2001, our net income (loss) before extraordinary items would have been $151,111,000, or $1.94 per basic share and $1.89 per diluted share; $17,687,000, or $0.23 per basic and diluted share; and $178,480,000, or $2.47 per basis share and $2.41 per diluted share; for the years ended December 31, 2001, 2000 and 1999, respectively.

During October 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. We do not believe implementation of FAS 144 will have a significant impact on our consolidated financial position, consolidated results of operations and/or our consolidated cash flows.

In May 2001, our stockholders approved our Amended and Restated Certificate of Incorporation. Among the changes to the Certificate of Incorporation was an amendment that consolidated and renamed our classes of Common Stock. Prior to the amendment we had 181,000,000 authorized shares of Common Stock consisting of 150,000,000 shares of Class A Common Stock and 31,000,000 shares of Class B Common Stock. No shares of the Class B Common Stock were outstanding. Pursuant to the Amended and Restated Certificate of Incorporation, the Class B Common Stock was eliminated and each share of Class A Common Stock was renamed as "Common Stock." As a result, we now have 181,000,000 shares of Common Stock authorized.

At December 31, 2001, NYLIFE LLC owned shares of our Common Stock representing approximately 21% of the outstanding shares, which includes the right to vote 6,900,000 shares of Common Stock that the Trust may deliver upon exchange of the Trust issued investment units. New York Life has agreed on behalf of itself and its subsidiaries, to vote these 6,900,000 shares of our Common Stock prior to delivery thereof by the Trust to the holders of the Trust investment units in the same proportion and to the same effect as the votes cast by our other stockholders at any meeting of stockholders, subject to the following exceptions: New York Life has agreed to vote its 16,240,000 shares (which includes the above described 6,900,000 shares) in favor of the slate of nominees for directors recommended by our Board of Directors for election by stockholders (provided that, so long as New York Life is entitled to representation on the Board of Directors, such slate includes New York Life's nominees).

IMPACT OF INFLATION

Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our revenues and cost of revenues. To date, we have been able to recover substantially all price increases from our clients under the terms of our agreements, although under selected arrangements in which we have performance measurements tied to drug costs, we could be adversely affected by inflation in drug costs if the result is an overall increase in the cost of the drug plan. To date, changes in pharmaceutical prices have not had a significant adverse affect on us.

MARKET RISK

Effective January 1, 2001, we adopted FAS 133 as amended, Accounting for Derivative Instruments and Hedging Activities. FAS 133 requires all derivative financial instruments, such as interest rate swaps, to be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. The adoption of FAS 133 did not have a material effect on our financial statements, but did reduce other comprehensive income during 2001 by $3,589,000, net of taxes, in the accompanying Consolidated Statement of Changes in Stockholders' Equity due to a cumulative effect of change in accounting principle of $612,000 as of January 1, 2001, and additional deferred losses recorded during 2001 of $2,977,000.

We use interest rate swap agreements to manage our interest rate risk on future variable interest payments under our bank credit facility. As of December 31, 2001, we have only one outstanding swap agreement to fix the variable interest payments on approximately $98 million of our variable rate debt under our credit facility. Under this interest rate swap agreement, we agree to receive a floating rate of interest on the notional principal amount of approximately $98 million based upon a three month LIBOR rate in exchange for payment of a fixed rate of 6.25% per annum. The notional principal amount will increase to $100 million in October 2002 and beginning in April 2003, it will reduce to $60 million and in April 2004, it will reduce to $20 million until maturing in April 2005.

Our present interest rate swap agreement is a cash flow hedge as it requires us to pay fixed-rates of interest, which hedges against changes in the amount of future cash flows associated with variable interest obligations. Accordingly, the fair value of our swap agreement is reported on the Consolidated Balance Sheet in other liabilities ($5,798,000 pre-tax at December 31, 2001) and the related deferred loss on this agreement is recorded in shareholders' equity as a component of other comprehensive income (a $3,589,000, net of taxes, reduction at December 31, 2001). This deferred loss is then recognized as an adjustment to interest expense over the same period in which the related interest payments being hedged are recorded in income. The loss associated with the ineffective portion of this agreement is immediately recognized in income. For the year ended December 31, 2001, the loss on the ineffective portion of our swap agreement was not material to the consolidated financial statements.

A sensitivity analysis is used to determine the impact interest rate changes will have on the fair value of the interest rate swap, measuring the change in the net present value arising from the change in the interest rate. The fair value of the swap is then determined by calculating the present value of all cash flows expected to arise thereunder, with future interest rate levels implied from prevailing mid-market yields for money-market instruments, interest rate futures and/or prevailing mid-market swap rates. Anticipated cash flows are then discounted on the assumption of a continuously compounding zero-coupon yield curve. A 10 basis point (0.1%) decline in interest rates at December 31, 2001 would have caused the fair value of the swap to change by $198,000 pretax, resulting in a liability with a fair value of $5,996,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Express Scripts, Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Express Scripts, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
February 1, 2002, except as to paragraphs 2, 3 and 4 of Note 2 which are as of February 25, 2002

FORWARD LOOKING STATEMENTS

Information included in this annual report contains or may contain forward-looking statements, including but not limited to statements of our plans, objectives, expectations or intentions. Such forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to: (i) risks associated with our acquisitions of Phoenix and NPA, including integration risks and costs, risks of client retention, and risks associated with the operations of acquired businesses; (ii) risks associated with our ability to maintain internal growth rates, or to control operating or capital costs; (iii) continued pressure on margins resulting from client demands for enhanced service offerings and higher service levels, and the possible termination of, or unfavorable modification to, contracts with key clients or providers; (iv) competition, including price competition, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers; (v) adverse results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations, such as privacy regulations under the Health Insurance Portability and Accountability Act (HIPAA)), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations; (vi) the possible loss of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers; (vii) adverse results in litigation, including a pending case challenging the company's business practices under the Employee Retirement Income Security Act (ERISA); (viii) risks associated with our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements; (ix) risks associated with our ability to continue to develop new products, services and delivery channels; (x) general developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and introductions of new drugs; (xi) uncertainties regarding the implementation and the ultimate terms of proposed government initiatives, including a Medicare prescription drug benefit; (xii) increase in credit risk relative to our clients due to adverse economic trends; and (xiii) other risks described from time to time in our filings with The Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEET

(in thousands, except share data)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 177,715	$ 53,204
Receivables, net	883,827	802,790
Inventories	122,375	110,053
Deferred taxes	16,368	22,180
Prepaid expenses and other current assets	12,918	9,942
Total current assets	1,213,203	998,169
Property and equipment, net	165,263	147,709
Goodwill, net	942,280	967,017
Other intangible assets, net	165,349	157,094
Other assets	14,150	6,655
Total assets	$2,500,245	$2,276,644
Liabilities and Stockholders' Equity		
Current liabilities:		
Claims and rebates payable	$ 910,360	$ 878,622
Accounts payable	181,784	94,407
Accrued expenses	153,473	142,915
Total current liabilities	1,245,617	1,115,944
Long-term debt	346,119	396,441
Other liabilities	76,512	59,015
Total liabilities	1,668,248	1,571,400
Commitments and Contingencies (Notes 2, 3 and 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, and no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 181,000,000 and 150,000,000 shares authorized, respectively, and 79,230,000 and 39,044,000 shares issued and outstanding, respectively	792	390
Class B Common Stock, $0.01 par value, no shares and 31,000,000 shares authorized, respectively, and no shares issued and outstanding	—	—
Additional paid-in capital	492,229	441,387
Unearned compensation under employee compensation plans	(15,452)	(13,676)
Accumulated other comprehensive income	(4,593)	(97)
Retained earnings	412,114	287,414
	885,090	715,418
Common Stock in treasury at cost, 1,199,000 and 270,000 shares, respectively	(53,093)	(10,174)
Total stockholders' equity	831,997	705,244
Total liabilities and stockholders' equity	$2,500,245	$2,276,644

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Revenues:			
Revenues	$9,328,782	$6,901,026	$4,402,197
Other revenues	—	10,423	3,000
	9,328,782	6,911,449	4,405,197
Cost and expenses:			
Cost of revenues	8,732,914	6,372,482	3,943,998
Selling, general and administrative	358,691	338,755	294,194
Non-recurring	—	—	30,221
	9,091,605	6,711,237	4,268,413
Operating income	237,177	200,212	136,784
Other income (expense):			
Undistributed loss from joint venture	(1,834)	—	—
Write-off of marketable securities	—	(165,207)	—
Gain on sale of assets	—	—	182,930
Interest income	7,120	8,430	5,762
Interest expense	(34,219)	(47,903)	(60,010)
	(28,933)	(204,680)	128,682
Income (loss) before income taxes	208,244	(4,468)	265,466
Provision for income taxes	83,172	3,553	108,098
Income (loss) before extraordinary item	125,072	(8,021)	157,368
Extraordinary item, net of taxes	(372)	(1,105)	(7,150)
Net income (loss)	$ 124,700	$ (9,126)	$ 150,218
Basic earnings (loss) per share:			
Before extraordinary items	$ 1.60	$ (0.10)	$ 2.18
Extraordinary item, net of taxes	—	(0.02)	(0.10)
Net income (loss)	$ 1.60	$ (0.12)	$ 2.08
Weighted average number of common shares outstanding during the period – Basic EPS	77,857	76,392	72,190
Diluted earnings per share:			
Before extraordinary item	$ 1.56	$ (0.10)	$ 2.13
Extraordinary item, net of taxes	—	(0.02)	(0.10)
Net income (loss)	$ 1.56	$ (0.12)	$ 2.03
Weighted average number of common shares outstanding during the period – Diluted EPS	79,827	76,392	74,066

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Number of Shares: Common Stock	Number of Shares: Class B Common Stock
Balance at December 31, 1998	18,610	15,020
Comprehensive income:		
Net income	—	—
Other comprehensive (loss) income,		
Foreign currency translation adjustment	—	—
Unrealized loss on investment, net of taxes	—	—
Comprehensive income	—	—
Issuance of common stock	5,175	—
Common stock issued under employee plans	10	—
Exercise of stock options	186	—
Tax benefit relating to employee stock options	—	—
Balance at December 31, 1999	23,981	15,020
Comprehensive income:		
Net loss	—	—
Other comprehensive income,		
Foreign currency translation adjustment	—	—
Recognition of prior period unrealized loss on investment	—	—
Comprehensive income (loss)	—	—
Conversion of Class B Common Stock to Class A Common Stock	15,020	(15,020)
Treasury stock acquired	—	—
Common stock issued under employee plans	43	—
Amortization of unearned compensation under employee plans	—	—
Exercise of stock options	—	—
Tax benefit relating to employee stock options	—	—
Balance at December 31, 2000	39,044	—
Comprehensive income:		
Net income	—	—
Other comprehensive income,		
Foreign currency translation adjustment	—	—
Cumulative effect of change in accounting for derivative financial instruments, net of taxes	—	—
Realized and unrealized losses on derivative financial instruments, net of taxes	—	—
Comprehensive (loss) income	—	—
Stock split in form of stock dividend	39,292	—
Treasury stock acquired	—	—
Common stock issued under employee plans	78	—
Amortization of unearned compensation under employee plans	—	—
Exercise of stock options	816	—
Tax benefit relating to employee stock options	—	—
Shares to be issued under contractual agreements	—	—
Balance at December 31, 2001	**79,230**	**—**

See accompanying Notes to Consolidated Financial Statements.

Amount							
Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned Compensation Under Employee Compensation Plans	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
$186	$ 150	$110,099	$ —	$ (74)	$146,322	$ (6,989)	$249,694
—	—	—	—	—	150,218	—	150,218
—	—	—	—	108	—	—	108
—	—	—	—	(9,555)	—	—	(9,555)
—	—	—	—	(9,447)	150,218	—	140,771
52	—	299,326	—	—	—	—	299,378
—	—	551	—	—	—	—	551
2	—	5,744	—	—	—	141	5,887
—	—	3,201	—	—	—	—	3,201
240	150	418,921	—	(9,521)	296,540	(6,848)	699,482
—	—	—	—	—	(9,126)	—	(9,126)
—	—	—	—	(131)	—	—	(131)
—	—	—	—	9,555	—	—	9,555
—	—	—	—	9,424	(9,126)	—	298
150	(150)	—	—	—	—	—	—
—	—	—	—	—	—	(30,247)	(30,247)
—	—	9,031	(15,160)	—	—	7,607	1,478
—	—	—	1,484	—	—	—	1,484
—	—	(2,021)	—	—	—	19,314	17,293
—	—	15,456	—	—	—	—	15,456
390	—	441,387	(13,676)	(97)	287,414	(10,174)	705,244
—	—	—	—	—	124,700	—	124,700
—	—	—	—	(907)	—	—	(907)
—	—	—	—	(612)	—	—	(612)
—	—	—	—	(2,977)	—	—	(2,977)
—	—	—	—	(4,496)	124,700	—	120,204
393	—	(393)	—	—	—	—	—
—	—	—	—	—	—	(54,463)	(54,463)
1	—	13,728	(12,266)	—	—	—	1,463
—	—	—	10,490	—	—	—	10,490
8	—	11,899	—	—	—	11,544	23,451
—	—	20,769	—	—	—	—	20,769
—	—	4,839	—	—	—	—	4,839
$792	**$ —**	**$492,229**	**$(15,452)**	**$(4,593)**	**$412,114**	**$(53,093)**	**$831,997**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$124,700	$ (9,126)	$ 150,218
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	80,083	78,615	71,867
Deferred income taxes	19,435	(42,092)	76,217
Bad debt expense	8,356	12,843	4,989
Write-off of marketable securities	—	165,207	—
Gain on sale of assets, net of cash paid	—	—	(185,650)
Non-recurring charges, net of cash paid	—	—	22,281
Tax benefit relating to employee stock options	20,769	15,456	3,201
Extraordinary loss on early retirement of debt	602	1,790	11,642
Amortization of unearned comp. under employee plans	10,490	1,286	—
Other, net	7,828	3,235	2,164
Changes in operating assets and liabilities, net of changes resulting from acquisitions:			
Receivables	(90,209)	(35,286)	(217,977)
Inventories	(12,321)	3,103	(54,059)
Other current and non-current assets	(18,746)	745	(2,177)
Claims and rebates payable	31,738	29,806	279,714
Other current and non-current liabilities	98,265	20,328	51,629
Net cash provided by operating activities	280,990	245,910	214,059
Cash flows from investing activities:			
Purchases of property and equipment	(57,286)	(80,218)	(36,958)
Proceeds from sale of property and equipment	844	8,831	—
Acquisitions, net of cash acquired, and investment in joint venture	(20,265)	—	(722,618)
Other	(12)	(2,191)	—
Net cash (used in) investing activities	(76,719)	(73,578)	(759,576)
Cash flows from financing activities:			
Repayment of long-term debt	(50,000)	(240,069)	(1,015,000)
Proceeds from long-term debt	—	—	1,290,950
Treasury stock acquired	(54,463)	(30,247)	—
Net proceeds from issuance of common stock	—	—	299,378
Deferred financing fees	—	—	(26,316)
Cash received from employee stock-based plans	24,914	18,689	6,438
Net cash (used in) provided by financing activities	(79,549)	(251,627)	555,450
Effect of foreign currency translation adjustment	(211)	(131)	108
Net increase (decrease) in cash and cash equivalents	124,511	(79,426)	10,041
Cash and cash equivalents at beginning of year	53,204	132,630	122,589
Cash and cash equivalents at end of year	$177,715	$ 53,204	$ 132,630
Supplemental data:			
Cash paid during the year for:			
Restructuring charges	$ 127	$ 3,318	$ 4,683
Income taxes	23,367	30,814	1,080
Interest	31,488	48,172	61,607

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and operations. We are one of the largest full-service pharmacy benefit management ("PBM") companies independent of pharmaceutical manufacturer ownership in North America. We provide health care management and administration services on behalf of clients that include health maintenance organizations, health insurers, third-party administrators, employers and union-sponsored benefit plans. Our fully integrated PBM services include network claims processing, mail pharmacy services, benefit design consultation, drug utilization review, formulary management, disease management, medical and drug data analysis services, medical information management services, and informed decision counseling services through our Express Health Line[SM] division. We also provide non-PBM services which include distribution services through our Express Scripts Specialty Distribution Services subsidiary ("SDS"), and prior to June 12, 2001, infusion therapy services through our wholly-owned subsidiary IVTx, Inc., operating as Express Scripts Infusion Services.

Basis of presentation. The consolidated financial statements include our accounts and those of all our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies, 20% to 50% owned, are carried at equity. Certain amounts in prior years have been reclassified to conform with the 2001 classifications. The preparation of the consolidated financial statements conforms to generally accepted accounting principles in the United States, and requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates and assumptions.

Earnings per share and weighted average shares outstanding included in Notes To Consolidated Financial Statements have been restated to reflect the two-for-one stock split effective June 22, 2001.

Cash and cash equivalents. Cash and cash equivalents include cash on hand and investments with original maturities of three months or less. We have banking relationships resulting in certain cash disbursement accounts being maintained by banks not holding our cash concentration accounts. As a result, cash disbursement accounts carrying negative balances of $107,113,000 and $83,691,000 have been reclassified to claims and rebates payable at December 31, 2001 and 2000, respectively.

Accounts receivable. As of December 31, 2001 and 2000, unbilled receivables were $435,708,000 and $394,205,000, respectively. Unbilled receivables are billed to clients typically within 30 days based on the contractual billing schedule agreed upon with the client. As of December 31, 2001 and 2000, we have an allowance for doubtful accounts of $24,157,000 and $22,677,000, respectively.

Inventories. Inventories consist of prescription drugs and medical supplies that are stated at the lower of first-in first-out cost or market.

Property and equipment. Property and equipment is carried at cost and is depreciated using the straight-line method over estimated useful lives of seven years for furniture, five years for equipment and purchased computer software and three years for personal computers. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the useful life of the asset, if shorter. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures that improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Research and development expenditures relating to the development of software to be marketed to clients, or to be used for internal purposes, are charged to expense until technological feasibility is established. Thereafter, the remaining software production costs up to the date of general release to customers, or to the date placed into production, are capitalized and included as Property and Equipment. Amortization of the capitalized amounts commences on the date of general release to customers, or the date placed into production, and is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product but not more than five years. Reductions, if any, in the carrying value of capitalized software costs to net realizable value are expensed.

Marketable securities. All investments not included as cash and cash equivalents are accounted for under Financial Accounting Standards Board Statement ("FAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of our marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. All marketable securities at December 31, 2001 and 2000 were recorded in other assets on our Consolidated Balance Sheet.

Securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value, which is based upon quoted market prices, with unrealized holding gains and loss included in earnings. We held trading securities, consisting primarily of mutual funds, of $8,662,000 and $2,295,000 as of December 31, 2001 and 2000, respectively. We maintain our trading securities to offset changes in certain liabilities related to our deferred compensation plan discussed in Note 10. Net losses realized on the trading portfolio were $396,000 and $75,000 in 2001 and 2000, respectively.

Available-for-sale securities are reported at fair value, which is based upon quoted market prices, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income in stockholders' equity until recognized. Unrealized losses are recognized as expense when a decline in fair value is determined to be other than temporary. At December 31, 2001 and 2000, our investment in PlanetRx was the only available-for-sale security we held. During 2000, we recorded a non-cash impairment charge to write off the value of our investment (see Note 2).

Goodwill. Goodwill has been amortized on a straight-line basis over periods from 10 to 30 years. The amount reported is net of accumulated amortization of $106,979,000 and $71,348,000 at December 31, 2001 and 2000, respectively. Amortization expense, included in selling, general and administrative expenses, was $35,631,000, $35,031,000 and $28,203,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Other intangible assets. Other intangible assets include, but are not limited to, customer contracts, non-compete agreements, deferred financing fees and certain fees paid to clients under contractual agreements and are amortized on a straight-line basis over periods from 2 to 20 years. The amount reported is net of accumulated amortization of $47,686,000 and $55,954,000 at December 31, 2001 and 2000, respectively. Amortization expense for customer contracts and non-compete agreements included in selling, general and administrative expenses was $9,136,000, $18,030,000 and $25,094,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization expense for deferred financing fees included in interest expense was $2,009,000, $2,391,000, and $2,241,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization expense for contractual agreements with customers is recorded against revenue and was $1,981,000 and $577,000 for 2001 and 2000 respectively; there was no expense in 1999.

Impairment of long-lived assets. We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets, including goodwill, may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business. In our opinion no such impairment existed as of December 31, 2001 or 2000 (see Note 11).

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, claims and rebates payable, and accounts payable approximated fair values due to the short-term maturities of these instruments. The fair value, which approximates the carrying value, of our Credit Facility was estimated using either quoted market prices or the current rates offered to us for debt with similar maturity. The fair value of the interest rate swaps (an obligation of $5,798,000 and $991,000 at December 31, 2001 and 2000, respectively) was based on quoted market prices, which reflect the present values of the difference between estimated future fixed rate payments and future variable rate receipts. The fair value of our senior note facility ($265,073,000 and $245,882,000 at December 31, 2001 and 2000, respectively) was estimated based on quoted market prices.

Revenue recognition. Revenues from dispensing prescriptions from our mail pharmacies are recorded when the prescription is shipped. Revenue from sales of prescription drugs by retail pharmacies in our nationwide network and pharmacy claims processing revenues are recognized when the claims are processed. When we independently have a contractual obligation to pay our network pharmacy provider for benefits provided to our clients' members, we include payments from these clients as revenue, and payments to the network pharmacy provider as cost of revenue (the "Gross Basis") in accordance with Emerging Issues Task Force ("EITF") 99-19, "Recording Revenue Gross as a Principal versus Net as an Agent." These transactions require us to assume credit risk and act as a principal. If we are merely administering clients' network pharmacy contracts in which we do not assume credit risks, but act as an agent, we record only our administrative or dispensing fees as revenue (the "Net Basis").

Management services provided to drug manufacturers include administration of manufacturer rebate programs. Revenues relating to these services are recognized as earned based upon detailed drug utilization data. Rebates received on behalf of customers in accordance with the applicable contracts are excluded from revenues. Fees receivable from pharmaceutical manufacturers are calculated by converting total prescriptions dispensed to rebatable scripts (i.e., those prescriptions with respect to which we are contractually entitled to submit claims for rebates) multiplied by the contractually agreed manufacturer rebate amount. Fees receivable from pharmaceutical manufacturers are recorded when we determine them to be realizable, and realization is not dependent upon future pharmaceutical sales.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. ("SAB") 101, "Revenue Recognition in Financial Statements" and EITF 99-19 was issued in July 2000. SAB 101 and EITF 99-19 summarize certain views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 and EITF 99-19 during 2000 and their adoption did not have a material affect on our financial statements.

Cost of revenues. Cost of revenues includes product costs, network pharmacy claims payments and other direct costs associated with dispensing prescriptions, including shipping and handling.

Income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between financial statement basis and tax basis of assets and liabilities using presently enacted tax rates.

Earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share but adds the number of additional common shares that would have been outstanding for the period if the potential dilutive common shares had been issued. The difference between the number of weighted average shares used in the basic and diluted calculation for all years are outstanding stock options and stock warrants (1,738,000, 833,000 and 938,000 in 2001, 2000 and 1999, respectively), any unvested shares and shares issuable pursuant to employee elected deferral under the executive deferred compensation plan (22,000 and 3,000 in 2001 and 2000, respectively) and restricted stock we have issued (196,000 and 1,000 in 2001 and 2000, respectively), all calculated under the "treasury stock" method in accordance with FAS 128, "Earnings Per Share." Due to the net loss in 2000, all potentially dilutive common shares (942,000) have been excluded as they are anti-dilutive.

Foreign currency translation. The financial statements of ESI Canada, our Canadian operations, are translated into U.S. Dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. The functional currency for ESI Canada is the local currency and cumulative translation adjustments are recorded within the other comprehensive income component of stockholders' equity.

Employee stock-based compensation. We account for employee stock options in accordance with Accounting Principles Board No. ("APB") 25, "Accounting for Stock Issued to Employees." Under APB 25, we apply the intrinsic value method of accounting and, therefore, have not recognized compensation expense for options granted, because options have only been granted at a price equal to market value at the time of grant. During 1996, FAS 123 became effective for us. FAS 123 prescribes the recognition of compensation expense based on the fair value of options determined on the grant date. However, FAS 123 grants an exception that allows companies currently applying APB 25 to continue using that method. We have, therefore, elected to continue applying the intrinsic value method under APB 25. For companies that choose to continue applying the intrinsic value method, FAS 123 mandates certain pro forma disclosures as if the fair value method had been utilized (see Note 10).

Comprehensive income. In addition to net income, our components of comprehensive income (net of taxes) are foreign currency translation adjustments, cumulative effect of changes in accounting for derivative financial instruments, realized and unrealized losses on derivative financial instruments designated as cash flow hedges, and unrealized losses on available-for-sale securities. We have displayed comprehensive income within the Statement of Changes in Stockholders' Equity.

Segment reporting. The segment information is derived from the management approach which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments (see Note 13).

New accounting guidance. During July 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires that all business combinations be accounted for using the purchase method of accounting. FAS 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. We do not believe that FAS 141 will have a significant impact on our consolidated financial position, consolidated results of operations, and/or our consolidated cash flows once implemented.

FAS 142 requires goodwill no longer be amortized under any circumstances. Instead, all goodwill (including goodwill associated with acquisitions consummated prior to the adoption of FAS 142) is to be evaluated for impairment annually in accordance with FAS 142 and when events or circumstances occur indicating that goodwill might be impaired. In accordance with the implementation provisions of FAS 142, we expect to complete our first impairment test under FAS 142 by the end of the second quarter of 2002, and we do not anticipate incurring an impairment charge. All goodwill impairment losses are to be presented as a separate line item in the operating section of the consolidated results of operations (unless the impairment loss is associated with a discontinued operation). FAS 142 requires the disclosure of income before extraordinary items and net income, and earnings per share for both income measures, all computed on a pro forma basis by reversing the goodwill amortized in the periods presented. Such pro forma disclosures are required in the period of adoption and thereafter until all periods presented reflect goodwill accounted for in accordance with FAS 142. Had FAS 142 been effective for 2001, our net income before extraordinary items would have been $151,111,000, or $1.94 per basic share and $1.89 per diluted share, and $17,687,000, or $0.23 per basic and diluted share, for the year ended December 31, 2001 and 2000, respectively.

During October 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. We do not believe implementation of FAS 144 will have a significant impact on our consolidated financial position, consolidated results of operations and/or our consolidated cash flows.

2. CHANGES IN BUSINESS

Joint venture. On February 22, 2001, we entered into an agreement with AdvancePCS and Merck-Medco to form RxHub, LLC ("RxHub"). RxHub will be an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, pharmacy benefit management ("PBM") companies and health plans. The company is designed to operate as a utility for the conduit of information among all parties engaging in electronic prescribing. We own one-third of the equity of RxHub (as do each of the other two founders) and have committed to invest up to $20 million over the next five years with approximately $5.7 million invested during 2001. We have recorded our investment in RxHub under the equity method of accounting, which requires our percentage interest in RxHub's results to be recorded in our Consolidated Statement of Operations. Our percentage of RxHub's loss for 2001 is $1,834,000 ($1,139,000 net of tax), and has been recorded in other income (expense) in our Consolidated Statement of Operations. Our investment in RxHub (approximately $3,866,000 at December 31, 2001) is recorded in other assets on our Consolidated Balance Sheet.

On February 6, 2002, we announced that we had signed a definitive agreement to acquire the businesses comprising National Prescription Administrators, Inc. ("NPA") for a net purchase price of $515 million. NPA is a privately held full-service pharmacy benefit manager, and will strengthen Express Scripts' participation in two key market segments, union and government sponsored plans. The transaction is expected to close near the end of the first quarter of 2002, subject to customary closing conditions and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction will be accounted for under the provisions of FAS 141 and FAS 142. The purchase price will be funded with cash on hand, up to $100 million of borrowings on our revolving credit facility, a $350 million new tack-on Term B loan and the issuance of approximately 552,000 shares of our common stock. We will file an Internal Revenue Code §338(h)(10) election, making amortization expense of intangible assets, including goodwill, tax deductible.

To fund the acquisition of NPA we are amending our existing credit facility to add a $350 million Term B loan. The Term B loan will have a maturity of six years and will amortize 1% in years one through four, 25% in year five and 71% in year six. Interest will be payable quarterly on an interest rate spread based on several London Interbank Offered Rates ("LIBOR") or base rate options. The anticipated interest rate spread for LIBOR borrowings will be 225 basis points. The Term B loan will be secured on the same basis as our existing credit facility. In addition, we are requesting in the amendment to adjust certain covenants, relating to restricted junior payments and asset sales, and to provide for a future accounts receivable facility.

On February 25, 2002, we purchased substantially all of the assets utilized in the operation of Phoenix Marketing Group (Holdings), Inc. ("Phoenix"), a wholly-owned subsidiary of Access Worldwide Communications, Inc. for $33 million in cash plus the assumption of certain liabilities. Phoenix is one of the largest prescription drug sample fulfillment companies, shipping approximately 95 million sample units in 2001. The transaction will be accounted for under the provisions of FAS 141 and FAS 142.

On March 1, 2001, our Canadian subsidiary, ESI Canada, completed its acquisition of Centre d'autorisation et de paiement des services de sante, Inc. ("CAPSS"), a leading Quebec-based PBM, for approximately CAN$26.8 million (approximately US$17.5 million), which includes a purchase price adjustment for closing working capital. The transaction, which has been accounted for under the purchase method of accounting, was funded with our operating cash flow. The results of operations of CAPSS have been included in the consolidated financial statements and PBM segment since March 1, 2001. The purchase price has been allocated based upon the estimated fair value of net assets acquired at the date of the acquisition. The excess of purchase price over tangible net assets acquired has been allocated to intangible assets consisting of customer contracts in the amount of US$5,149,000 which are being amortized using the straight-line methods over the estimated useful life of 20 years and are included in other intangible assets, and goodwill in the amount of US$11,655,000 which was amortized using the straight-line method over the estimated useful life of 30 years. Pro forma information, as if CAPSS had been acquired as of the beginning of the year, is not being presented as the inclusion of CAPSS financial data would not have a material impact to our consolidated financial statements.

On April 1, 1999, we completed our acquisition of Diversified Pharmaceutical Services, Inc. and Diversified Pharmaceutical Services (Puerto Rico) Inc. (collectively, "DPS"), from SmithKline Beecham Corporation and SmithKline Beecham InterCredit BV (collectively, "SB") for approximately $715 million, which includes a purchase price adjustment for closing working capital and transaction costs. We filed an Internal Revenue Code §338(h)(10) election, making amortization expense of intangible assets, including goodwill, tax deductible. We used approximately $48 million of our own cash and financed the remainder of the purchase price and related acquisition costs.

The acquisition has been accounted for using the purchase method of accounting. The results of operations of DPS have been included in the consolidated financial statements and PBM segment since April 1, 1999. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of the acquisition. The excess of purchase price over tangible net assets acquired has been allocated to other intangible assets consisting of customer contracts in the amount of $129,500,000 which began amortizing in 1999 using the straight-line method over the estimated useful lives of 2 to 20 years and goodwill in the amount of $754,236,000 which was amortized using the straight-line method over the estimated useful life of 30 years.

The following unaudited pro forma information presents a summary of our combined results of operations and those of DPS as if the acquisition had occurred at the beginning of the period presented, along with certain pro forma adjustments to give effect to amortization of goodwill, other intangible assets, interest expense on acquisition debt and other adjustments. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date, nor is it an indication of trends in future results.

(in thousands, except per share data)	Year Ended December 31, 1999
Total revenues	$4,353,470
Income before extraordinary loss	158,423
Extraordinary loss	(7,150)
Net income	$ 151,273
Basic earnings per share	
Before extraordinary loss	$ 2.20
Extraordinary loss	(0.10)
Net income	$ 2.10
Diluted earnings per share	
Before extraordinary loss	$ 2.14
Extraordinary loss	(0.10)
Net income	$ 2.04

Sale of assets. On June 12, 2001, we entered into an agreement with Option Care, Inc. to sell our Express Scripts Infusion Services branch offices for an amount approximating book value of the assets. In addition, we discontinued all of our remaining acute home infusion services revenue generating activities. The sale to Option Care, Inc. did not have a material effect on our financial statements.

On August 31, 1999, we, along with YourPharmacy.com, Inc. ("YPC"), our wholly-owned subsidiary, entered into an Asset Contribution and Reorganization Agreement (the "Contribution Agreement") with PlanetRx, PRX Holdings, Inc. ("Holdings"), and PRX Acquisition Corp. ("Acquisition Sub"). Pursuant to the Contribution Agreement, YPC agreed to contribute certain operating assets constituting its e-commerce business in prescription and non-prescription drugs and health and beauty aids to Holdings in exchange for 19.9% of the post-initial public offering common equity of Holdings (the "IPO"), and PlanetRx was also to assume certain obligations of YPC. Simultaneously with this transaction, Acquisition Sub was to merge into PlanetRx and PlanetRx shareholders would receive stock in Holdings, which would change its name to "PlanetRx.com, Inc." As a result of the transactions, YPC would be a 19.9% shareholder in the new PlanetRx (formerly Holdings), which would conduct business as an Internet pharmacy.

On October 13, 1999, the transactions described in the Contribution Agreement were consummated, YPC received 10,369,990 unregistered shares, or 19.9%, of the common equity of PlanetRx, and PlanetRx assumed options granted to YPC employees which converted into options to purchase approximately 1.8 million shares of PlanetRx common stock. In connection with the IPO, we also executed a 180-day lock-up agreement that prevented us from selling our shares until April 10, 2000. The consummation of the transaction occurred immediately preceding the closing of PlanetRx's IPO of common stock. Based on the IPO price of $16 per share, YPC received consideration valued at $165,920,000. We recorded a one-time gain during 1999 (in other income) of $182,930,000 on the transaction, and a one-time stock compensation expense during 1999 (included in non-recurring expenses) of $19,520,000 relating to the YPC employee stock options. We accounted for this investment in PlanetRx on the cost method and reported our investment on the balance sheet at fair value in accordance with FAS 115 (see Note 1).

As part of our agreement, PlanetRx was to pay us an annual fee of $11,650,000 and reimbursement for certain expenses of $3,000,000 over a five-year term, which could have extended to 10 years if we met certain performance measures. Additionally, we were eligible to receive an incremental fee based upon the number of our members who placed their first order for prescription drug or non-prescription merchandise with PlanetRx. We recorded $10,423,000 and $3,000,000 of revenue during 2000 and 1999, respectively. We also reduced selling and general administrative expenses by $1,500,000 and $750,000 for reimbursement of certain expenses relating to our Internet initiative during 2000 and 1999, respectively.

Effective July 5, 2000, we restructured our agreement with PlanetRx in exchange for a one-time cash payment of $8 million. Approximately $3.7 million of the payment represented amounts earned through the second quarter of 2000, the remaining $4.3 million represented a fee for the termination of the prior contract. No additional cash payments were paid to us under the restructured agreement.

During 2000, we recorded a non-cash impairment charge to write off our investment in PlanetRx common stock as the loss in value was deemed to be other than temporary. Therefore, any unrealized losses associated with recording our investment in PlanetRx at current market value that we had recorded in stockholders' equity were written off to the current period earnings, in addition to any additional charges necessary to write off our investment. Additionally, during 2000 we donated approximately 200,000 shares (after giving effect to the 8-for-1 reverse stock split on December 4, 2000) of PlanetRx common stock and realized expenses related to the donation of approximately $713,000. At December 31, 2001 we own approximately 1,096,000 shares, or 17.8% (after giving effect to the 8-for-1 reverse stock split on December 4, 2000) of PlanetRx which are carried at no value.

3. CONTRACTUAL AGREEMENTS

Effective January 1, 1996, we executed a multi-year contract with The Manufacturers Life Insurance Company ("Manulife"), to provide PBM services in Canada. Under the terms of the agreement, we are the exclusive third-party provider of PBM services to Manulife's Canadian clients. We are required to issue shares of our common stock as an advance discount to Manulife based upon achievement of certain volumes of Manulife pharmacy claims we process during years four through six of the agreement. Based on the claims processed through 2001, Manulife has earned 101,000 shares of our common stock to be issued during 2002. These shares have been included as outstanding in the basic and diluted earnings per share computation as if they were issued on December 31, 2001. In addition, as of December 31, 2001 we have recorded an advance discount (included in other intangible assets) of $4.7 million to be amortized against revenue over the period of the contract.

Upon issuance of the shares, the Manulife contract will be extended for 10 years. Should Manulife terminate the agreement early, they would be required to reimburse us for the unamortized discount. As a result, the advance discount will be amortized over the 10-year extended contract period. Except for certain exemptions from registration under the 1933 Act, the shares issued to Manulife cannot be traded until they have been registered under the 1933 Act and applicable state laws. If Manulife attains additional claims processing volume, the maximum amount of total shares that could be issued to Manulife under the terms of this agreement cannot exceed approximately 474,000.

The agreement with Manulife provides Manulife with the option to terminate upon the occurrence of certain specific events. If Manulife has not exercised the early termination option at the end of the tenth year of the agreement, we will issue at that time a 10-year warrant to purchase up to approximately 237,000 additional shares of our Common Stock exercisable at 85% of the then-market price. The actual number of shares for which such warrant is to be issued is based on the volume of Manulife pharmacy claims we process in year ten. The agreement also includes similar provisions under which the Company would have issued a warrant to Manulife at the end of year six of the agreement; however, Manulife did not meet the claim volume necessary during year six to earn this warrant.

4. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

	December 31,	
(in thousands)	2001	2000
Land	$ 400	$ 400
Furniture	19,254	18,210
Equipment	106,299	87,515
Computer software	115,447	101,075
Leasehold improvements	18,237	14,594
	259,637	221,794
Less accumulated depreciation and amortization	94,374	74,085
	$165,263	$147,709

5. FINANCING

Long-term debt consists of:

(in thousands)	December 31, 2001	2000
Term A loans due March 31, 2005 with an interest rate of 3.37% and 7.52% at December 31, 2001 and 2000, and a deferred interest rate swap gain of $648 and $847 at December 31, 2001 and 2000	$105,648	$155,847
9.625% Senior Notes due June 15, 2009, net of an unamortized discount of $941 and $1,024, and an unamortized interest rate lock of $1,527 and $1,733	240,471	240,594
	$346,119	$396,441

We have a credit facility with a commercial bank syndicate which consists of $105 million of Term A loans and a $150 million revolving credit facility. During 2001, we utilized $50 million of our own internally generated cash to prepay a portion of our Term A loans. As a result of the prepayment, we recorded an extraordinary charge during 2001 for the deferred financing fees in the amount of $602,000 ($372,000 net of tax). The prepayment on the Term A loans eliminated the scheduled principal payments for fiscal year 2003, and a portion of the scheduled principal payment for fiscal year 2004. The capital stock of each of our existing and subsequently acquired domestic subsidiaries, excluding PPS, Great Plains Reinsurance Co., ValueRx of Michigan, Inc., Diversified NY IPA, Inc. and Diversified Pharmaceutical Services (Puerto Rico), Inc., and 65% of the stock of our foreign subsidiaries have been pledged as collateral for the credit facility.

The credit facility requires us to pay interest quarterly on an interest rate spread based on several LIBOR or base rate options. To alleviate interest rate volatility, we have entered into interest rate swap arrangements (see Note 6), which are discussed below. The credit facility contains covenants that limit the indebtedness we may incur, dividends paid and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum fixed-charge coverage ratio. In addition, we are required to pay an annual fee of 0.25%, payable in quarterly installments, on the unused portion of the revolving credit facility ($150 million at December 31, 2001). At December 31, 2001, we are in compliance with all covenants associated with the credit facility. In conjunction with the NPA acquisition, we are amending our credit facility to add a $350 million Term B loan and adjusting certain covenants (see Note 2).

In June 1999, we issued $250 million of 9.625% Senior Notes due 2009, which require interest to be paid semi-annually on June 15 and December 15. The Senior Notes are callable at specified prepayment premiums beginning in June 2004. The Senior Notes are unconditionally and jointly and severally guaranteed by our wholly-owned domestic subsidiaries other than PPS, Great Plains Reinsurance Co., ValueRx of Michigan, Inc., Diversified NY IPA, Inc., and Diversified Pharmaceutical Services (Puerto Rico), Inc. During the second quarter of 2000, we repurchased $10,115,000 of our Senior Notes on the open market for $10,150,000, which includes $385,000 of accrued interest.

The following represents the schedule of current maturities for our long-term debt, excluding the deferred interest rate swap gain of $648,000 at December 31, 2001 (in thousands):

Year Ended December 31,	
2002	$ —
2003	—
2004	39,450
2005	65,550
2006	—
	$105,000

During 2000, we received $2,397,000 to restructure an existing interest rate swap agreement in conjunction with a prepayment of the Term A loans. We recognized $1,500,000 ($926,000 net of tax) against interest expense as an ordinary gain related to the prepayment of debt and the remaining $897,000 has been deferred and is being amortized over the remaining term of the loans. Interest expense was reduced by $199,000 and $50,000 during 2001 and 2000, respectively.

During 1999, we entered into an interest rate lock related to our offering of $250 million Senior Notes. Upon issuance of the Senior Notes, we received $2,135,000, which is being amortized against interest expense over the term of the Senior Notes. Interest expense was reduced by $206,000 and $286,000 during 2001 and 2000, respectively.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138 ("FAS 133"). FAS 133 requires all derivative financial instruments, such as interest rate swaps, to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. The adoption of FAS 133 did not have a material effect on our financial statements, but did reduce other comprehensive income during 2001 by $3,589,000, net of taxes, in the accompanying Consolidated Statement of Changes in Stockholders' Equity due to a cumulative effect of change in accounting principle of $612,000 as of January 1, 2001, and additional deferred losses recorded during 2001 of $2,977,000.

We use interest rate swap agreements to manage our interest rate risk on future variable interest payments. As of December 31, 2001, we have one swap agreement to fix the variable interest payments on approximately $98 million of our debt under our credit facility. Under this swap agreement, we agree to receive a floating rate of interest on the notional principal amount of approximately $98 million based upon a three-month LIBOR rate in exchange for payment of a fixed rate of 6.25% per annum. The notional principal amount will increase to $100 million in October 2002, and beginning in April 2003 will reduce to $60 million and in April 2004 will reduce to $20 million until maturing in April 2005.

Our present interest rate swap agreement is a cash flow hedge as it requires us to pay fixed-rates of interest, which hedge against changes in the amount of future cash flows associated with variable interest obligations. Accordingly, the fair value of our swap agreement is reported on the balance sheet in other liabilities ($5,798,000 pre-tax at December 31, 2001) and the related gains or losses on this agreement are deferred in shareholders' equity as a component of other comprehensive income (a $3,589,000, net of taxes, reduction at December 31, 2001). These deferred gains or losses are then recognized as an adjustment to interest expense over the same period in which the related interest payments being hedged are recorded in income. The gains or losses associated with the ineffective portion of this agreement are immediately recognized in income. For the year ended December 31, 2001, the gains and losses on the ineffective portion of our swap agreement were not material to the consolidated financial statements.

7. INCOME TAXES

The income tax provision consists of the following:

	Year Ended December 31,		
(in thousands)	**2001**	2000	1999
Current provision:			
Federal	**$57,601**	$ 40,515	$ 26,933
State	**6,754**	5,668	4,190
Foreign	**(276)**	(538)	758
Total current provision	**64,079**	45,645	31,881
Deferred provision:			
Federal	**18,405**	(37,757)	68,627
State	**1,112**	(4,335)	7,590
Foreign	**(64)**	—	—
Total deferred provision	**19,093**	(42,092)	76,217
Total current and deferred provision	**$83,172**	$ 3,553	$108,098

Income taxes included in the Consolidated Statement of Operations are:

	Year Ended December 31,		
(in thousands)	**2001**	2000	1999
Continuing operations	**$83,172**	$ 3,553	$108,098
Extraordinary loss on early retirement of debt	**(228)**	(685)	(4,492)
	$82,944	$ 2,868	$103,606

A reconciliation of the statutory federal income tax rate and the effective tax rate follows (the effect of foreign taxes on the effective tax rate for 2001, 2000 and 1999 is immaterial):

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**2.6**	3.3	3.6
Non-deductible amortization of goodwill and customer contracts	**2.2**	(103.6)	1.8
Other, net	**0.1**	(14.2)	0.3
Effective tax rate	**39.9%**	(79.5)%	40.7%

The deferred tax assets and deferred tax liabilities recorded in the consolidated balance sheet are as follows:

	Year Ended December 31, 2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 8,519	$ 9,087
Accrued expenses	4,866	16,203
Non-compete agreements	2,151	2,292
Net operating loss carryforward	—	2,975
Deferred compensation	3,862	1,006
Restricted stock	3,762	—
Deferred loss on interest rate swap	2,209	—
Other	1,373	1,360
Gross deferred tax assets	26,742	32,923
Deferred tax liabilities:		
Depreciation and property differences	(26,489)	(17,799)
Goodwill and customer contract amortization	(23,677)	(15,026)
Other	(3,061)	(2,341)
Gross deferred tax liabilities	(53,227)	(35,166)
Net deferred tax liabilities	$(26,485)	$ (2,243)

8. COMMITMENTS AND CONTINGENCIES

We have entered into noncancellable agreements to lease certain office and distribution facilities with remaining terms from one to ten years. Rental expense under the office and distribution facilities leases in 2001, 2000 and 1999 was $14,654,000, $12,041,000 and $11,147,000, respectively. The future minimum lease payments due under noncancellable operating leases are as follows (in thousands):

Year Ended December 31,	
2002	$ 13,521
2003	13,298
2004	13,361
2005	13,085
2006	11,691
Thereafter	23,960
	$ 88,916

For the year ended December 31, 2001, approximately 50.5% of our pharmaceutical purchases were through one wholesaler. We believe other alternative sources are readily available and that no other concentration risks exist at December 31, 2001.

During September 2000, we sold our Albuquerque, New Mexico property and building for $7,806,000. These assets were then leased back from the purchaser over a period of 10 years with the option to extend the terms up to an additional 10 years. The resulting lease is being accounted for as an operating lease, and the resulting deferred gain of $4,136,000 is being amortized over the 10-year life of the lease.

In the ordinary course of business (which includes the business conducted by entities we have acquired prior to acquiring them, respectively), various legal proceedings, investigations or claims pending have arisen against us and our subsidiaries (ValueRx and DPS continue to be a party to proceedings that arose prior to their April 1, 1998 and April 1, 1999 respective acquisition dates). The effect of these actions on future financial results is not subject to reasonable estimation because considerable uncertainty exists about the outcomes. Nevertheless, in our opinion, the ultimate liabilities resulting from any such lawsuits, investigations or claims now pending are not expected to materially affect our consolidated financial position, results of operations and/or cash flows.

9. COMMON STOCK

In May 2001, we announced a two-for-one stock split of our Class A Common Stock for stockholders of record on June 8, 2001, effective June 22, 2001. The split was effected in the form of a dividend by issuance of one share of Class A Common Stock for each share of Class A Common Stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share for all years presented have been adjusted for the stock split.

Also in May 2001, the Stockholders approved an Amended and Restated Certificate of Incorporation. Among the changes to the Certificate of Incorporation was an amendment, which consolidated and renamed our classes of common stock. Prior to the amendment we had 181,000,000 authorized shares of common stock consisting of 150,000,000 shares of Class A Common Stock and 31,000,000 shares of Class B Common Stock, and no shares of the Class B Common Stock were outstanding. Pursuant to the Amended and Restated Certificate of Incorporation, the Class B Common Stock was eliminated and each share of Class A Common Stock was renamed as "Common Stock." As a result, we now have 181,000,000 shares of Common Stock authorized.

Prior to November 7, 2000, NYLife Healthcare Management, Inc., a subsidiary of New York Life Insurance Company, owned all of our outstanding shares of Class B Common Stock. On November 7, 2000, NYLife Healthcare Management, Inc. exchanged each outstanding share of Class B Common Stock for one share of our Class A Common Stock and then immediately distributed such shares to NYLIFE LLC, another subsidiary of New York Life. Consequently, on November 7, 2000, we reacquired all of our outstanding Class B Common Stock. Immediately following the exchange and distribution to NYLIFE LLC, NYLIFE LLC completed the sale of 13,800,000 shares of our Class A Common Stock to the public through a secondary offering. Contemporaneous with this stock offering, the Express Scripts Automatic Exchange Security Trust, a closed-end investment company that is not affiliated with us, sold 6,900,000 investment units to the public. Upon maturity of the investment units, the Trust may deliver up to 6,900,000 shares of our Class A Common Stock owned by NYLIFE LLC to the holders of the investment units. We did not receive any proceeds from the secondary offering or the offering by the Trust.

At December 31, 2001, NYLIFE LLC owned shares of our Common Stock representing approximately 20.8% of the combined voting power of all classes of our common stock, which includes the right to vote 6,900,000 Common Stock that the Trust may deliver upon exchange of the Trust-issued investment units. New York Life has agreed on behalf of itself and its subsidiaries, to vote these 6,900,000 shares of our Common Stock prior to delivery thereof by the Trust to the holders of the Trust investment units in the same proportion and to the same effect as the votes cast by our other stockholders at any meeting of stockholders, subject to the following exceptions: New York Life has agreed to vote its 16,240,000 shares (which includes the above described 6,900,000 shares) in favor of the slate of nominees for directors recommended by our Board of Directors for election by stockholders (provided that, so long as New York Life is entitled to representation on the Board of Directors, such slate includes New York Life's nominees). On February 11, 2002, NYLIFE LLC completed a distribution of 11,740,000 of its shares of our Common Stock to its parent, New York Life. This distribution does not affect New York Life's rights or obligations with respect to our Common Stock as described above.

In June 1999, we consummated our offering of 10,350,000 shares of our Class A Common Stock at a price of $30.50 per share. The net proceeds of $299,378,000 were used to retire the $150 million senior subordinated bridge credit facility and a portion of the Term B loans under the $1.05 billion credit facility.

As of December 31, 2001, we have repurchased a total of 3,757,000 shares of our Common Stock under the stock repurchase program that we announced on October 25, 1996, of which, 1,227,000 shares were repurchased during 2001. Approximately 2,558,000 shares have been reissued in connection with employee compensation plans through December 31, 2001. In February 2002, our Board of Directors approved an increase in our stock repurchase program from 5,000,000 shares (adjusted for the June 2002 two-for-one stock split) to 6,500,000 shares, and placed no limit on the duration of the program. Additional purchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions, subject to restrictions on stock repurchases contained in our bank credit facility and the Indenture under which our Senior Notes were issued.

As of December 31, 2001, approximately 2,015,000 shares of our Common Stock have been reserved for issuance to organizations with which we have signed contractual agreements (see Note 3) and for employee benefit plans (see Note 10).

10. EMPLOYEE BENEFIT PLANS AND STOCK-BASED COMPENSATION PLANS

Retirement savings plan. We offer all of our full-time employees a retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees may elect to enter a written salary deferral agreement under which a maximum of 15% of their salary, subject to aggregate limits required under the Internal Revenue Code, may be contributed to the plan. We match 100% of the first 4% of the employees' compensation contributed to the Plan. For the years ended December 31, 2001, 2000 and 1999, we had contribution expense of approximately $4,994,000, $4,718,000 and $3,604,000, respectively.

Employee stock purchase plan. We offer an employee stock purchase plan that qualifies under Section 423 of the Internal Revenue Code and permits all employees, excluding certain management level employees, to purchase shares of our Common Stock. Participating employees may elect to contribute up to 10% of their salary to purchase common stock at the end of each six-month participation period at a purchase price equal to 85% of the fair market value of our Common Stock at the end of the participation period. During 2001 and 2000, approximately 34,000 and 64,000 shares of our Common Stock were issued under the plan, respectively. Our Common Stock reserved for future employee purchases under the plan is 383,000 at December 31, 2001.

Deferred compensation plan. We maintain a non-qualified deferred compensation plan (the "Executive Deferred Compensation Plan") that provides benefits payable to eligible key employees at retirement, termination or death. Benefit payments are funded by a combination of contributions from participants and us. Participants may elect to defer up to 50% of their base earnings and 100% of specific bonus awards. Participants become fully vested in our contributions on the third anniversary of the end of the plan year for which the contribution is credited to their account. For 2001, our contribution was equal to 6% of each qualified participant's total annual compensation, with 25% being allocated as a hypothetical investment in our Common Stock and the remaining being allocated to a variety of investment options. We have chosen to fund our liability for this plan through investing in trading securities, which primarily consists of mutual funds (see Note 1). We incurred approximately $2,090,000, $89,000 and $224,000 of compensation expense in 2001, 2000 and 1999, respectively. At December 31, 2001, 99,000 shares of our Common Stock have been reserved for future issuance under the plan.

Stock-based compensation plans. In August 2000, the Board of Directors adopted the Express Scripts, Inc. 2000 Long-Term Incentive Plan which was subsequently amended in February 2001 (as amended, the "2000 LTIP"), which provides for the grant of various equity awards to our officers, Board of Directors and key employees selected by the Compensation Committee of the Board of Directors. The amended 2000 LTIP was approved by our stockholders in May 2001. As of December 31, 2001, 616,000 shares of our Common Stock are available for issuance under this plan. During 2001 and 2000, we granted approximately 228,000 and 453,000 restricted shares of Common Stock, 455,000 were issued from shares held in treasury, under the 2000 LTIP to certain of our officers and employees. These shares are subject to various cliff-vesting periods from three to ten years with provisions allowing for accelerated vesting based upon specific performance criteria. Prior to vesting, these restricted shares are subject to forfeiture to us without consideration upon termination of employment under certain circumstances. Approximately 93,000 shares have been forfeited as of February 28, 2002. Unearned compensation relating to the restricted shares is recorded as a separate component of stockholders' equity and is amortized to non-cash compensation expense over the estimated vesting periods. As of December 31, 2001 and 2000, unearned compensation was $11,944,000 and $13,594,000, respectively, which is net of compensation expense for 2001 and 2000 of $9,425,000 and $1,247,000, respectively.

As a result of the Board's adoption and stockholder approval of the 2000 LTIP, no additional awards will be granted under either of our 1992 amended and restated stock option plans (discussed below) or under our 1994 amended and restated Stock Option Plan (discussed below). However, these plans are still in existence as there are outstanding grants under these plans.

In April 1992, we adopted a stock option plan that we amended and restated in 1995 and amended in 1999, which provided for the grant of nonqualified stock options and incentive stock options to our officers and key employees selected by the Compensation Committee of the Board of Directors. In June 1994, the Board of Directors adopted the Express Scripts, Inc. 1994 Stock Option Plan, also amended and restated in 1995 and amended in 1997, 1998 and 1999. Under either plan, the exercise price of the options was not less than the fair market value of the shares at the time of grant, and the options typically vest over a five-year period from the date of grant.

In April 1992, we also adopted a stock option plan that was amended and restated in 1995 and amended in 1996 and 1999 that provided for the grant of nonqualified stock options to purchase 48,000 shares to each director who is not an employee of ours or our affiliates. In addition, the second amendment to the plan gave each non-employee director who was serving in such capacity as of the date of the second amendment the option to purchase 2,500 additional shares. The second amendment options will vest over three years. The plan provides that the options vest over a two-, three- or five-year period from the date of grant depending upon the circumstances of the grant.

We apply APB 25 and related interpretations in accounting for our plans. Accordingly, compensation cost has been recorded based upon the intrinsic value method of accounting for restricted stock and no compensation cost has been recognized for stock options granted. Had compensation cost for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by FAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. Because future options may be granted and vesting typically occurs over a three- to five-year period, the pro forma impact shown for 2001, 2000 and 1999 is not necessarily representative of the impact in future years.

(in thousands, except per share data)	2001	2000	1999
Net income:			
As reported	$124,700	$ (9,126)	$150,218
Pro forma	114,937	(19,796)	142,753
Basic earnings per share:			
As reported	$ 1.60	$ (0.12)	$ 2.08
Pro forma	1.48	(0.26)	1.98
Diluted earnings per share:			
As reported	$ 1.56	$ (0.12)	$ 2.03
Pro forma	1.44	(0.26)	1.93

The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life of option	2-5 years	1-6 years	2-7 years
Risk-free interest rate	1.7%-4.9%	6.0%-6.7%	4.6%-6.3%
Expected volatility of stock	55%	56%-60%	59%
Expected dividend yield	None	None	None

A summary of the status of our fixed stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below.

	2001		2000		1999	
(share data in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	6,448	$20.58	6,572	$17.62	5,560	$14.01
Granted	1,230	41.93	1,782	24.03	1,686	30.22
Exercised	(1,531)	15.25	(1,554)	11.16	(392)	15.14
Forfeited/Cancelled	(155)	22.93	(352)	24.28	(282)	25.18
Outstanding at end of year	5,992	26.26	6,448	20.58	6,572	17.62
Options exercisable at year end	2,758		2,524		2,782	
Weighted-average fair value of options granted during the year	$19.06		$10.85		$16.20	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

(share data in thousands)	Options Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractural Life	Weighted-Average Exercise Price
$1.63-19.31	2,274	5.45	$14.90
19.47-27.56	1,503	7.43	25.96
28.22-39.24	1,662	7.45	35.94
40.19-48.34	515	6.30	45.15
53.90-53.90	38	6.57	53.90
$1.63-53.90	5,992	6.72	$26.26

(share data in thousands)	Options Exercisable	
Range of Exercise Prices	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$1.63-19.31	1,360	$13.29
19.47-27.56	800	25.96
28.22-39.24	550	33.53
40.19-48.34	48	41.88
53.90-53.90	—	—
$1.63-53.90	2,758	$21.52

11. CORPORATE RESTRUCTURING

During the second quarter of 1999, we recorded a pre-tax restructuring charge of $9,400,000 associated with the consolidation of our Plymouth, Minnesota facility into our Bloomington, Minnesota facility. In December 1999 and September 2000, the associated accrual was reduced by $2,301,000 and $44,000, primarily as a result of subleasing a portion of the unoccupied space. The consolidation plan includes the relocation of all employees at the Plymouth facility to the Bloomington facility that began in August 1999, with completion delayed until the first quarter of 2001 from the previously disclosed third quarter of 2000. Included in the restructuring charge are anticipated cash expenditures of approximately $4,779,000 for lease termination fees and rent on unoccupied space (which payments will continue through April 2001, when the lease expires) and anticipated non-cash charges of approximately $2,276,000 for the write-down of leasehold improvements and furniture and fixtures. The restructuring charge does not include any costs associated with the physical relocation of the employees.

During December 1999, we recorded a pre-tax restructuring charge of $2,633,000 associated with the outsourcing of our computer operations to Electronic Data Systems Corporation. The principal actions of the plan included cash expenditures of approximately $2,148,000 for the transition of 51 employees to the outsourcer and the elimination of contractual obligations of ValueRx which had no future economic benefit to us, and non-cash charges of approximately $485,000 due to the reduction in the carrying value of certain capitalized software to its net realizable value. The plan was completed during the second quarter of 2000 when all cash payments were made.

Also in December 1999, we recorded a pre-tax restructuring charge of $969,000 associated with restructuring our PPS majority-owned subsidiary and the purchase of the remaining PPS common stock from management. The charge consists of cash expenditures of $559,000 relating to stock compensation expense and $410,000 of severance payments to nine employees (of which $133,000 was paid during December 1999). This plan was completed in January 2000.

(in thousands)	Balance at December 31, 1999	2000 Reversals	2000 Usage	Balance at December 31, 2000
Non-cash				
Write-down of long-lived assets	$ 28	$ —	$ —	$ 28
Cash				
Employee transition costs	1,592	—	1,592	—
Stock compensation	559	—	559	—
Lease termination fees and rent	1,338	44	1,167	127
	$3,517	$ 44	$3,318	$155

(in thousands)	Balance at December 31, 2000	2001 Usage	Balance at December 31, 2001
Non-cash			
Write-down of long-lived assets	$ 28	$ 28	$ —
Cash			
Employee transition costs	—	—	—
Stock compensation	—	—	—
Lease termination fees and rent	127	127	—
	$155	$ 155	$ —

All of the restructuring charges which include tangible assets to be disposed of are written down to their net realizable value, less cost of disposal. We expect recovery to approximate its cost of disposal. Considerable management judgment is necessary to estimate fair value; accordingly, actual results could vary from such estimates.

12. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Our Senior Notes are unconditionally and jointly and severally guaranteed by our wholly-owned domestic subsidiaries other than Practice Patterns Science, Inc., Great Plains Reinsurance Co., ValueRx of Michigan, Inc., Diversified NY IPA, Inc., and Diversified Pharmaceutical Services (Puerto Rico), Inc. The following condensed consolidating financial information has been prepared in accordance with the requirements for presentation of such information. We believe that this information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides sufficient detail to allow investors to determine the nature of the assets held by, and the operations of, each of the consolidating groups. During 2001 and 2000, we undertook an internal corporate reorganization to eliminate various entities whose existence was deemed to be no longer necessary, including, among others, ValueRx, and to create several new entities to conduct certain activities, including Express Scripts Specialty Distribution Services ("SDS"), ESI Mail Pharmacy Service, Inc. ("ESI MPS"), Express Access Pharmacy, Inc. ("EAP") and ESI Resources, Inc. ("ERI"). Consequently, the assets, liabilities and operations of ValueRx are incorporated into those of the issuer, Express Scripts, Inc. and the assets, liabilities and operations of SDS, ESI MPS, EAP and ERI are incorporated into those of the Guarantors.

CONDENSED CONSOLIDATING BALANCE SHEET

(in thousands)	Express Scripts, Inc.	Guarantors	Non-Guarantors	Eliminations	Consolidated
As of December 31, 2001					
Current assets	$ 972,844	$ 230,303	$ 10,056	$ –	$1,213,203
Property and equipment, net	131,567	32,500	1,196	–	165,263
Investments in subsidiaries	1,208,931	752,256	–	(1,961,187)	–
Intercompany	214,531	(185,148)	(29,383)	–	–
Goodwill, net	241,457	685,893	14,930	–	942,280
Other intangible assets, net	62,198	93,787	9,364	–	165,349
Other assets	87,024	(72,492)	(382)	–	14,150
Total assets	$2,918,552	$1,537,099	$ 5,781	$(1,961,187)	$2,500,245
Current liabilities	$ 482,157	$ 759,969	$ 3,491	$ –	$1,245,617
Long-term debt	346,119	–	–	–	346,119
Other liabilities	151,754	(73,173)	(2,069)	–	76,512
Stockholders' equity	1,938,522	850,303	4,359	(1,961,187)	831,997
Total liabilities and stockholders' equity	$2,918,552	$1,537,099	$ 5,781	$(1,961,187)	$2,500,245
As of December 31, 2000					
Current assets	$ 755,995	$ 236,311	$ 5,863	$ –	$ 998,169
Property and equipment, net	120,754	24,724	2,231	–	147,709
Investments in subsidiaries	866,561	–	2,261	(868,822)	–
Intercompany	(219,809)	226,975	(7,166)	–	–
Goodwill, net	251,139	711,062	4,816	–	967,017
Other intangible assets, net	55,175	101,640	279	–	157,094
Other assets	77,505	(73,162)	2,312	–	6,655
Total assets	$1,907,320	$1,227,550	$ 10,596	$ (868,822)	$2,276,644
Current liabilities	$ 630,888	$ 478,583	$ 6,473	$ –	$1,115,944
Long-term debt	396,441	–	–	–	396,441
Other liabilities	125,264	(64,514)	(1,735)	–	59,015
Stockholders' equity	754,727	813,481	5,858	(868,822)	705,244
Total liabilities and stockholders' equity	$1,907,320	$1,227,550	$ 10,596	$ (868,822)	$2,276,644

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(in thousands)	Express Scripts, Inc.	Guarantors	Non-Guarantors	Eliminations	Consolidated
Year ended December 31, 2001					
Total revenues	**$5,766,958**	**$3,545,124**	**$16,700**	**$ —**	**$9,328,782**
Operating expenses	**5,586,168**	**3,487,001**	**18,436**	**—**	**9,091,605**
Operating income (loss)	**180,790**	**58,123**	**(1,736)**	**—**	**237,177**
Undistributed loss from joint venture	**(1,834)**	**—**	**—**	**—**	**(1,834)**
Interest (expense) income	**(26,489)**	**(16)**	**(594)**	**—**	**(27,099)**
Income (loss) before tax effect	**152,467**	**58,107**	**(2,330)**	**—**	**208,244**
Income tax provision (benefit)	**62,574**	**21,285**	**(687)**	**—**	**83,172**
Income (loss) before extraordinary item	**89,893**	**36,822**	**(1,643)**	**—**	**125,072**
Extraordinary item	**(372)**	**—**	**—**	**—**	**(372)**
Net income (loss)	**$ 89,521**	**$ 36,822**	**$ (1,643)**	**$ —**	**$ 124,700**
Year ended December 31, 2000					
Total revenues	$4,387,439	$2,512,197	$11,813	$ —	$6,911,449
Operating expenses	4,284,531	2,411,737	14,969	—	6,711,237
Operating income (loss)	102,908	100,460	(3,156)	—	200,212
Write-off of marketable securities	—	(165,207)	—	—	(165,207)
Interest (expense) income	(39,506)	(12)	45	—	(39,473)
Income (loss) before tax effect	63,402	(64,759)	(3,111)	—	(4,468)
Income tax provision (benefit)	29,705	(24,910)	(1,242)	—	3,553
Income (loss) before extraordinary item	33,697	(39,849)	(1,869)	—	(8,021)
Extraordinary item	(1,105)	—	—	—	(1,105)
Net income (loss)	$ 32,592	$ (39,849)	$ (1,869)	$ —	$ (9,126)
Year ended December 31, 1999					
Total revenues	$2,375,045	$1,989,237	$40,915	$ —	$4,405,197
Operating expenses	2,257,237	1,971,696	39,480	—	4,268,413
Operating income	117,808	17,541	1,435	—	136,784
Gain on sale of assets	—	182,930	—	—	182,930
Interest (expense) income	(54,700)	292	160	—	(54,248)
Income before tax provision	63,108	200,763	1,595	—	265,466
Income tax provision	34,799	72,031	1,268	—	108,098
Income before extraordinary item	28,309	128,732	327	—	157,368
Extraordinary item	(7,150)	—	—	—	(7,150)
Net income	$ 21,159	$ 128,732	$ 327	$ —	$ 150,218

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in thousands)	Express Scripts, Inc.	Guarantors	Non-Guarantors	Eliminations	Consolidated
Year ended December 31, 2001					
Net cash (used in) provided by operating activities	$ (62,479)	$ 348,738	$ (5,122)	$(147)	$280,990
Cash flows from investing activities:					
Purchase of property and equipment	(43,994)	(13,059)	(233)	–	(57,286)
Proceeds from sales of property and equipment	22	810	12	–	844
Acquisitions and joint venture	(3,866)	–	(16,399)	–	(20,265)
Other	(12)	–	–	–	(12)
Net cash (used in) provided by investing activities	(47,850)	(12,249)	(16,620)	–	(76,719)
Cash flows from financing activities:					
Repayment of long-term debt	(50,000)	–	–	–	(50,000)
Treasury stock acquired	(54,463)	–	–	–	(54,463)
Proceeds from employee stock plans	24,914	–	–	–	24,914
Net transactions with parent	314,458	(340,133)	25,528	147	–
Net cash provided by (used in) financing activities	234,909	(340,133)	25,528	147	(79,549)
Effect of foreign currency translation adjustment	–	–	(211)	–	(211)
Net increase (decrease) in cash and cash equivalents	124,580	(3,644)	3,575	–	124,511
Cash and cash equivalents at beginning of year	148,311	(98,519)	3,412	–	53,204
Cash and cash equivalents at end of year	$272,891	$(102,163)	$ 6,987	$ –	$177,715

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (CONTINUED)

(in thousands)	Express Scripts, Inc.	Guarantors	Non-Guarantors	Eliminations	Consolidated
Year ended December 31, 2000					
Net cash (used in) provided by operating activities	$(316,793)	$ 571,125	$(8,275)	$(147)	$ 245,910
Cash flows from investing activities:					
Purchase of property and equipment	(107,171)	27,215	(262)	—	(80,218)
Proceeds from sales of property and equipment	8,831	—	—	—	8,831
Other	(2,191)	—	—	—	(2,191)
Net cash (used in) provided by investing activities	(100,531)	27,215	(262)	—	(73,578)
Cash flows from financing activities:					
Repayment of long-term debt	(240,069)	—	—	—	(240,069)
Treasury stock acquired	(30,247)	—	—	—	(30,247)
Other	18,689	—	—	—	18,689
Net transactions with parent	693,540	(701,057)	7,370	147	—
Net cash provided by (used in) financing activities	441,913	(701,057)	7,370	147	(251,627)
Effect of foreign currency translation adjustment	—	—	(131)	—	(131)
Net increase (decrease) in cash and cash equivalents	24,589	(102,717)	(1,298)	—	(79,426)
Cash and cash equivalents at beginning of year	123,722	4,198	4,710	—	132,630
Cash and cash equivalents at end of year	$ 148,311	$ (98,519)	$ 3,412	$ —	$ 53,204

32. SEGMENT INFORMATION

We are organized on the basis of services offered and have determined we have two reportable segments: PBM services and non-PBM services (defined in Note 1 "organization and operations"). We manage the pharmacy benefit within an operating segment that encompasses a fully-integrated PBM service. The remaining operating service lines (SDS and Express Scripts Infusion Services) have been aggregated into a non-PBM reporting segment.

The following table presents information about the reportable segments for the years ended December 31:

(in thousands)	PBM	Non-PBM	Total
2001			
Total revenues	**$9,254,514**	**$74,268**	**$9,328,782**
Depreciation and amortization expense	**79,133**	**950**	**80,083**
Interest income	**7,120**	**—**	**7,120**
Interest expense	**33,403**	**816**	**34,219**
Income before income taxes	**192,661**	**15,583**	**208,244**
Total assets	**2,437,323**	**62,922**	**2,500,245**
Capital expenditures	**54,581**	**2,705**	**57,286**
2000			
Total revenues	$6,823,405	$88,044	$6,911,449
Depreciation and amortization expense	77,830	785	78,615
Interest income	8,430	—	8,430
Interest expense	47,898	5	47,903
Income before income taxes	(19,666)	15,198	(4,468)
Total assets	2,227,348	49,296	2,276,644
Capital expenditures	78,065	2,153	80,218
1999			
Total revenues	$4,339,387	$65,810	$4,405,197
Depreciation and amortization expense	71,156	711	71,867
Interest income	5,761	1	5,762
Interest expense	60,001	9	60,010
Income before income taxes	259,182	6,284	265,466
Total assets	2,479,746	7,565	2,487,311
Capital expenditures	35,895	1,063	36,958

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters			
(in thousands, except per share data)	First	Second	Third	Fourth
Fiscal 2001				
Total revenues	$2,090,540	$2,247,343	$2,381,252	$2,609,647
Cost of revenues	1,945,641	2,097,059	2,236,799	2,453,415
Selling, general and administrative	89,798	92,590	84,222	92,081
Operating income	55,101	57,694	60,231	64,151
Extraordinary item	–	–	(372)	–
Net income	$ 28,079	$ 30,244	$ 32,191	$ 34,186
Basic earnings per share:				
Before extraordinary item	$ 0.36	$ 0.39	$ 0.41	$ 0.44
Extraordinary item	–	–	–	–
Net income	$ 0.36	$ 0.39	$ 0.41	$ 0.44
Diluted earnings per share:				
Before extraordinary items	$ 0.35	$ 0.38	$ 0.40	$ 0.43
Extraordinary item	–	–	–	–
Net income	$ 0.35	$ 0.38	$ 0.40	$ 0.43

	Quarters			
(in thousands, except per share data)	First	Second(1)	Third(2)	Fourth(3)
Fiscal 2000				
Total revenues	$1,504,645	$1,698,044	$1,757,825	$1,950,935
Cost of revenues	1,372,291	1,560,748	1,625,094	1,814,349
Selling, general and administrative	83,279	87,314	82,579	85,583
Operating income	49,075	49,982	50,152	51,003
Extraordinary item	–	–	(898)	(207)
Net income (loss)	$ 21,432	$ (74,177)	$ 23,875	$ 19,744
Basic earnings (loss) per share:				
Before extraordinary item	$ 0.28	$ (0.98)	$ 0.32	$ 0.26
Extraordinary item	–	–	(0.01)	–
Net income (loss)	$ 0.28	$ (0.98)	$ 0.31	$ 0.26
Diluted earnings (loss) per share: (4)				
Before extraordinary item	$ 0.27	$ (0.98)	$ 0.31	$ 0.25
Extraordinary item	–	–	(0.01)	–
Net income (loss)	$ 0.27	$ (0.98)	$ 0.30	$ 0.25

(1) Includes a non-cash write-off of $155,500 ($97,032 net of tax) on our investment in PlanetRx. Excluding this amount, our basic and diluted earnings per share would have been $0.30 each.

(2) Includes an ordinary gain of $1,500 ($926 net of tax) on the restructuring of our interest rate swap agreements. Excluding this amount, our basic and diluted earnings per share before extraordinary items would have been $0.31 and $0.30, respectively.

(3) Includes a non-cash write-off of $9,707 ($6,057 net of tax) on our investment in PlanetRx. Excluding this amount, our basic and diluted earnings per share would have been $0.34 and $0.33, respectively.

(4) In accordance with FAS 128, basic weighted average shares were used to calculate second quarter 2000 diluted EPS as the net loss and the actual diluted weighted average shares (77,014 as of June 30, 2000) cause diluted EPS to be anti-dilutive.

GENERAL STOCKHOLDERS' INFORMATION

MARKET INFORMATION

Our Common Stock is traded on the Nasdaq National Market ("Nasdaq") tier of The Nasdaq Stock Market under the symbol "ESRX." The high and low prices, as reported by the Nasdaq, are set forth below for the periods indicated.

Fiscal Year 2001

Common Stock

	High	Low
First Quarter	$51.438	$38.844
Second Quarter	58.000	40.750
Third Quarter	61.450	44.100
Fourth Quarter	61.100	36.740

Fiscal Year 2000

Common Stock

	High	Low
First Quarter	$33.500	$14.250
Second Quarter	33.313	17.313
Third Quarter	39.000	28.125
Fourth Quarter	53.500	31.875

HOLDERS

As of February 1, 2001, there were 386 stockholders of record of our Common Stock. We estimate there are approximately 29,000 beneficial owners of the Common Stock.

DIVIDENDS

The Board of Directors has not declared any cash dividends on our common stock since the initial public offering. The Board of Directors does not currently intend to declare any cash dividends in the foreseeable future. The terms of our existing credit facility and the indenture under which our public debt was issued contain certain restrictions on our ability to declare or pay cash dividends.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available free of charge by writing or sending an e-mail to:

Investor Relations, Express Scripts, Inc.
13900 Riverport Drive
Maryland Heights, Missouri 63043
(800) 332-5455 extension 64205
Investor.Relations@express-scripts.com

ANNUAL MEETING

The 2002 Annual Meeting of Stockholders is scheduled to be held at our corporate headquarters, 13900 Riverport Drive, Maryland Heights, Missouri 63043 on May 22, 2002, at 9:30 a.m.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall St.
New York, New York 10005

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
800 Market St.
St. Louis, Missouri 63101

CORPORATE PROFILE

We are one of the largest full-service pharmacy benefit management ("PBM") companies. We coordinate the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs, mail pharmacy services, formulary management programs and other clinical management programs. We provide these types of services for clients that include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans and government health programs. We deliver our PBM services through networks of more than 56,000 retail pharmacies, representing more than 99 percent of all U.S. retail pharmacies and five mail pharmacy service centers. We are headquartered in St. Louis, Mo. Our Web site can be found at www.express-scripts.com.

EXPRESS SCRIPTS®
Charting the Future of Pharmacy

WWW.EXPRESS-SCRIPTS.COM

AR 01-1504